As filed with the Securities and Exchange Commission on July 27, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

G MEDICAL INNOVATIONS HOLDINGS LTD.

(Exact name of registrant as specified in its charter)

Cayman Islands	3841	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

G Medical Innovations Holdings Ltd.	G Medical Innovations USA Inc.
5 Oppenheimer St.	12708 Riata Vista Cir Ste A-103
Rehovot 7670105, Israel	Austin, TX 78727
Tel: +972.8.6799861	Tel: 800.595.2898
(Address, including zip code, and telephone number, including	(Name, address, including zip code, and telephone
area code, of registrant’s principal executive offices)	number, including area code, of agent for service)

Copies to:

Oded Har-Even, Esq.

Eric Victorson, Esq.

Sullivan & Worcester LLP

1633 Broadway

New York, NY 10019

Tel: 212.660.3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED JULY 27, 2023

Up to 26,471,000 Ordinary Shares

Up to 26,471,000 Pre-Funded Warrants to Purchase Ordinary Shares

G Medical Innovations Holdings Ltd.

This is a firm commitment offering of up to 26,471,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”).

We are also offering to each purchaser, if any, whose purchase of Ordinary Shares in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99%, or, at the election of the purchaser, 9.99% of our outstanding Ordinary Shares immediately following the consummation of this offering, the opportunity to purchase, if the purchaser so chooses, pre-funded warrants (the “Pre-Funded Warrants”), in lieu of Ordinary Shares that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99%, or, at the election of the purchaser, 9.99% of our outstanding Ordinary Shares. Each Pre-Funded Warrant will be immediately exercisable for one Ordinary Share and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. The purchase price of each Pre-Funded Warrant will equal the price per share at which the Ordinary Shares are being sold to the public in this offering, minus $0.00001, the exercise price of each Pre-Funded Warrant. For each Pre-Funded Warrant we sell, the number of Ordinary Shares we are offering will be decreased on a one-for-one basis. This offering also relates to the Ordinary Shares issuable upon exercise of any Pre-Funded Warrants sold in this offering. See “Description of the Offered Securities” for more information.

We refer to the Ordinary Shares being offered hereby, as well as the Pre-Funded Warrants, if any, collectively, as the Securities.

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “GMVD”. On July 21, 2023, the last reported sale price of our Ordinary Shares on Nasdaq was $0.34 per share.

We have assumed a public offering price of $0.34 per Ordinary Share, the last reported sale price of our Ordinary Shares on Nasdaq on July 21, 2023. The actual offering price per Ordinary Share, including the price of any Pre-Funded Warrant will be negotiated between us and the underwriters based on, among other things, the trading of our Ordinary Shares prior to the offering and may be at a discount to the current market price. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final offering price. In addition, there is no established public trading market for our Pre-Funded Warrants and we do not expect a market to develop. We do not intend to apply for a listing of the Pre-Funded Warrants on any national securities exchange.

We are an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and a “foreign private issuer”, as defined in Rule 405 of the U.S. Securities Act of 1933, as amended, or the Securities Act, and are eligible for reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 8. Neither the Securities and Exchange Commission, or the SEC, nor any state or other foreign securities commission has approved nor disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Ordinary Share	Per Pre-Funded Warrant	Total
Public offering price	$	$	$
Underwriting discounts and commissions(1)	$	$	$
Proceeds to us (before expenses)	$	$	$

(1)	Underwriting discounts and commissions do not include a non-accountable expense allowance equal to [ ]% of the public offering price payable to the underwriters. We refer you to “Underwriting” beginning on page 37 for additional information regarding underwriters’ compensation.

We have granted the underwriters an option exercisable within [_]-days from the date of this prospectus to purchase up to [_] additional Ordinary Shares and/or Pre-Funded Warrants on the same terms set forth above solely to cover over-allotments, if any.

The underwriters expect to deliver the Ordinary Shares to purchasers on or about                , 2023.

[_]

The date of this prospectus is           , 2023.

i

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not authorized anyone to provide you with information that is different. We are offering to sell the Securities, and seeking offers to buy the Securities, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Securities. Our business, financial condition, results of operations and prospects may have changed since such date.

For investors outside of the United States: Neither we nor the underwriter has done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

In this prospectus, “we,” “us,” “our,” the “Company” and “G Medical Innovations Holdings” refer to G Medical Innovations Holdings Ltd., a Cayman Islands exempted company, and its subsidiaries: G Medical Innovations Ltd., an Israeli corporation, G Medical Innovations USA Inc., a Delaware corporation, G Medical Health and Wellness, Inc, a Delaware corporation, G Medical Health and Wellness Lab, Inc., a Delaware corporation, G Medical Innovations MK Ltd., a Macedonian corporation, G Medical Innovations Asia Limited, a Hong Kong corporation, G Medical Diagnostic Services, Inc. , a Texas corporation, G Medical Mobile Health Solutions, Inc., an Illinois corporation, Telerhythmics, LLC , a company formed under the laws of the state of Tennessee, G Medical Tests and Services, Inc., a Delaware corporation, G Medical Lab Services, Inc. a Delaware corporation, G Medical Innovations UK Ltd., a UK corporation, all of which are wholly-owned subsidiaries, G-Medical Lab Services Inc., a Delaware corporation and 80%-owned subsidiary, and Guangzhou Yimei Innovative Medical Science and Technology Co., Ltd., or G Medical China, a 70%-owned subsidiary of G Medical Innovations Asia Limited.

Our reporting currency and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this prospectus to “dollars” or “$” mean U.S. dollars, and references to “A$” are to Australian dollars. Unless derived from our consolidated financial statements or otherwise indicated, U.S. dollar translations of A$ amounts presented in this prospectus are translated using the rate of A$0.6843 to $1.00, based on the exchange rates certified for customs purposes by the Federal Reserve Bank of New York on July 20, 2023.

This prospectus includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications.

We report under International Financial Reporting Standards, as issued by the International Accounting Standards Board (the “IASB”). None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

Our shareholders have approved three reverse stock splits since 2020: on October 29, 2020, our shareholders approved, at an extraordinary general shareholders meeting, a one-for-18 consolidation (the “October 2020 Reverse Stock Split”) of our Ordinary Shares pursuant to which holders of our Ordinary Shares received one Ordinary Share for every 18 Ordinary Shares held; on March 25, 2021, our shareholders approved, at an extraordinary general shareholders meeting, a one-for-five consolidation (the “March 2021 Reverse Stock Split”) of our Ordinary Shares pursuant to which holders of our Ordinary Shares received one Ordinary Share for every five Ordinary Shares held; and on November 15, 2022, our shareholders approved, at an extraordinary general shareholders meeting, a 35-for-one consolidation of our Ordinary Shares pursuant to which holders of our Ordinary Shares received one Ordinary Share for every 35 Ordinary Shares held which took effect on November 16, 2022 (the “November 2022 Reverse Stock Split”). Unless the context expressly dictates otherwise, all reference to share and per share amounts referred to herein reflect the October 2020 Reverse Stock Split, the March 2021 Reverse Stock Split and the November 2022 Reverse Stock Split.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference into this prospectus. This summary does not contain all of the information you should consider before investing in our Securities. Before making an investment decision, you should read the entire prospectus carefully, including the “Risk Factors” section starting on page 8 of this prospectus and in the documents incorporated by reference into this prospectus, as well the financial statements and related notes and other information incorporated by reference into this prospectus.

Our Company

We are a next-generation mobile health, or mHealth, and digital health company that develops and markets clinical and consumer medical-grade health monitoring solutions and offers end-to-end support for remote monitoring and telemedicine projects. With extensive experience in the field of medical devices, digital health and patients monitoring, we are committed to raising the global level of healthcare by empowering caregivers and patients to better monitor, manage and improve clinical and personal health outcomes. We believe that we are at the forefront of the digital health revolution in developing the next generation of mobile technologies and services that are designed to empower consumers, patients, and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from cardiovascular disease, or CVD, pulmonary disease and diabetes. Our business and future revenue stream can be broken down into two business areas: monitoring services and home collection kits for lab testing.

Our management team is led by individuals with over 25 years per person of experience in developing mobile embedded medical sensors and software, algorithms and ambulatory medical devices, and with extensive experience filing for, and obtaining approval from, U.S. Food and Drug Administration (the “U.S. FDA”) for medical devices, including devices approved when the members of our management team were employed at other companies. Our management has proven their ability to execute our go-to-market strategy as described below, with a proven track record of medical device development and commercialization experience in the United States, China, Europe, Australia, South Africa, Japan, the Asia Pacific region and Brazil.

Monitoring Services

We possess innovative Mobile Cardiac Telemetry, or MCT, monitors that utilize sophisticated Deep Neural Network based Artificial Intelligence (AI) backend electrocardiogram processing software--Cardiologs, which is used as a powerful secondary analysis tool. This dual analysis approach is not offered by most of our competitors. Further, we have two U.S. Centers for Medicare & Medicaid Services, or CMS, -approved independent diagnostic testing facilities, or IDTFs, each staffed with experienced clinical staff and billing teams, nationwide insurance contracts, and a full portfolio of diagnostic monitoring tools, including the G-Patch devices for extended holter (AECG), the Spider device for mobile cardiac telemetry (MCT), and the Prizma device for remote patient monitoring (RPM).

As medicine and technology become integrated, we believe we are well positioned to capture market share and grow in this business area. Our product line consists of our Prizma medical device, a clinical grade device that can transform a smartphone into a medical monitoring device, enabling both healthcare providers and individuals to monitor, manage and share a wide range of vital signs and biometric indicators. In addition, we are developing a Wireless Vital Signs Monitoring System, or VSMS, which is expected to provide full, continuous, and real time monitoring of a wide range of vital signs and biometrics. The monitoring services include IDTF monitoring services and private monitoring services.

Home Collection Kits for Lab Testing

In the second half of 2022, we took a strategic decision to divert to more comprehensive home testing solutions as an expansion of our patient services and as part of our vision to move towards a home-based health care system. On July 13, 2022, we announced that our wholly owned subsidiary, G Medical Health and Wellness, Inc., has developed seven different at-home tests to collect samples of blood, saliva, stool, urine or a vaginal swab each of which we expect will be available to be purchased privately by the user in a retail store or online. Once purchased, the user will be able to collect the sample in the privacy and comfort of his or her home and send the sample to our Clinical Laboratory Improvement Amendments, or CLIA, certified lab for analysis. We are currently in the process of transferring our CLIA certified lab operations from California to Texas, which we expect to occur in the third quarter of 2023. Once operational, a sample that arrives at the lab will be analyzed, and results typically will be available to the customer within days in our secured and HIPAA compliant portal. In addition, on October 6, 2022, we introduced a Monkeypox consumer home health test kit, along with 23 additional new direct to consumer home collection kits with 24 to 48 hours results, all of which are expected to be available to consumers the third quarter of 2023 through popular big-box retailers, pharmacies and online. The collection kits are developed for testing health issues related to hormones, sexual transferred disease, nutrition, colon cancer, food sensitivity, and allergies, with results going directly to the user within days. The entire data, from both vital signs and laboratory tests, is collected, and managed under one database and give the user the ability to create, manage and control their medical data, or EMR, with the ability to retrieve and share it with third parties anywhere and anytime. The prices for our at-home testing kits will range from $49 to $259.

Preliminary Unaudited Estimates Regarding our Results as of and for the Six Month Period Ending June 30th 2023

Below is a summary of certain preliminary estimates regarding our cash and cash equivalents as of June 30, 2023 and our revenue for the six month period ending June 30, 2023. This preliminary unaudited financial information is based upon our estimates and is subject to completion of our financial closing procedures. Moreover, this preliminary unaudited financial information has been prepared solely on the basis of information that is currently available to, and that is the responsibility of, management. Our independent registered public accounting firm has not audited or reviewed, and does not express an opinion with respect to this information. This preliminary unaudited financial information is not a comprehensive statement of our cash and cash equivalents as of June 30, 2023 or our revenue for the six month period ending June 30, 2023 and remains subject to, among other things, the completion of our financial closing procedures, final adjustments, and completion of our internal review for the six month period ending June 30, 2023, which may materially impact the results and expectations set forth below.

The estimates presented below have been prepared by, and are the responsibility of, our management. Kesselman & Kesselman, our independent registered public accounting firm, has not audited, reviewed, examined, compiled, or applied agreed-upon procedures with respect to the preliminary estimated financial information. Accordingly, Kesselman & Kesselman does not express an opinion or any other form of assurance with respect thereto.

Our preliminary unaudited cash and cash equivalents as of June 30, 2023 were approximately $2.0 million.

Our preliminary unaudited revenue for the six month period ending June 30, 2023 was approximately $3.0 million.

Recent Developments

Nasdaq Notice of Delisting

On February 16, 2023, we received a letter from the listing qualifications department staff of the Nasdaq (the “Staff”) notifying us that Nasdaq had determined to delist our Ordinary Shares and tradeable warrants from Nasdaq based on (i) our non-compliance with the minimum $2,500,000 stockholders’ equity requirement for continued listing set forth in Nasdaq Listing Rule 5550(b) and (ii) providing the Staff a submission of information that contained material misrepresentations, in violation of Nasdaq Listing Rule 5250(a)(1), in relation to our extraordinary general meeting of shareholders, which was adjourned on February 9, 2023 and ultimately held and concluded on February 16, 2023. We originally believed and communicated to the Staff that we had met the quorum requirement on February 9, 2023 and believed that an adjournment would not be necessary. However, the meeting was adjourned due to lack of the required quorum present to open and conduct the meeting, and on February 16, 2023, a quorum was present and our shareholders voted upon and approved all agenda items at the meeting.

On February 23, 2023, we requested a hearing before a Nasdaq Hearings Panel (the “Panel”), which stayed any delisting or suspension action pending the hearing and the expiration of any additional extension period granted by the Panel following the hearing.

On May 11, 2023, the Panel granted the request for continued listing on Nasdaq subject to the requirement that we, by no later than August 4, 2023 (or the “Exception Period”), provide the Panel with unaudited interim financial statements for the second quarter of 2023 and demonstrate to the Panel that we continue to meet the equity requirement. Upon review of our interim financial statements for the second quarter of 2023, the Panel will decide if we demonstrated an ability to maintain compliance with the continued listing requirements on a long-term basis. In addition, from May 11, 2023 until the end of the Exception Period, the Panel reserves the right to reconsider the terms of this exception based on any event, condition or circumstance that exists or develops that would, in the opinion of the Panel, make the continued listing of our securities on Nasdaq inadvisable or unwarranted. Until the end of the Exception Period, we are required to provide prompt notification to the Panel of any significant events that may affect our compliance with Nasdaq requirements.

In addition, on May 15, 2023 we received a written notice from the Staff indicating that we were no longer in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. Under Nasdaq Listing Rule 5810(c)(3)(A), we have been granted a period of 180 calendar days, which can be extended by Nasdaq under certain conditions, to regain compliance with the minimum bid price requirement.

See also “Item 3.D. – Risk Factors—Risks Related to the Ownership of our Ordinary Shares—Failure to meet Nasdaq’s continued listing requirements could result in the delisting of our Ordinary Shares, negatively impact the price of our Ordinary Shares and negatively impact our ability to raise additional capital” in our most recent annual report on Form 20-F, which is incorporated by reference into this prospectus.

Shareholder Financing Commitment

On October 6, 2022, our major shareholder, Chief Executive Officer Dr. Yacov Geva, committed to finance our operations for the next 12 months and until November 30, 2023, under the following conditions: (1) he continues to be a controlling shareholder; (2) we cannot be financed externally from any other sources; and/or (3) until a sum of $10 million is received by us for our operations in 2023, whichever is earlier. In exchange for providing this commitment, Dr. Geva was issued 71,428 Ordinary Shares and 71,429 warrants to purchase Ordinary Shares at an exercise price of $7.70. On January 30, 2023, our major shareholder and Chief Executive Officer, Dr. Yacov Geva, extended his commitment to finance our operations up to February 28, 2024. On March 24, 2023, our major shareholder and Chief Executive Officer, Dr. Yacov Geva, extended his commitment to finance our operations up to April 30, 2024, and on July 3, 2023. Dr. Yacov Geva, extended his commitment to finance our operations up to August 3, 2024 provided that either: (1) we cannot be financed externally from another source; and/or (2) a sum of $10 million has not been received by us for our operations in 2023.

On December 29, 2022, our Board of Directors approved a loan agreement, dated December 21, 2022 (the “Loan Agreement”), between the Company and Dr. Geva. Under the terms of the Loan Agreement, the total amount of the loan provided by Dr. Geva to the Company is $999,552, with an annual interest rate of 12%. The following installments have been made under the terms of the Loan Agreement and advanced to the Company: $198,582 on October 9, 2022; $85,106 on October 11, 2022; $252,596 on November 10, 2022; $175,000 on December 1, 2022 (which is attributed to waived compensation to which Dr. Geva was entitled as Chief Executive Officer of the Company); and $288,268 on December 20, 2022. In addition, (i) Dr. Geva was granted 515,233 Ordinary Shares of the Company and (ii) on March 27, 2023 Dr. Geva was issued 515,233 warrants to purchase Ordinary Shares of the Company with an exercise price of $1.94 per Ordinary Share.

Corporate Information

We are a company incorporated and registered in the Cayman Islands and were incorporated in 2014. Our Cayman Islands address is P.O. Box 10008, Willow House, Cricket Square Grand Cayman, KY1-1001, Cayman Islands and our principal executive offices are located at 5 Oppenheimer St. Rehovot 7670105, Israel. Our telephone number is +972.8.679.9861. Our website address is https://gmedinnovations.com. The information contained on, or that can be accessed through, our website is not part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act as modified by the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenue exceeds $1.235 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

Implications of Being a “Foreign Private Issuer”

We are subject to the information reporting requirements of the Exchange Act that are applicable to “foreign private issuers,” and under those requirements, we file reports with the SEC. As a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We also have four months after the end of each fiscal year to file our annual report with the SEC and are not required to file current reports as frequently or promptly as U.S. domestic reporting companies. Our officers, directors, and principal shareholders are exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, we are not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. In addition, as a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the Nasdaq Stock Market rules for domestic U.S. issuers and are not required to be compliant with all Nasdaq Stock Market rules as of the date of our initial listing on Nasdaq as would domestic U.S. issuers. These exemptions and leniencies will reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting company. We intend to take advantage of the exemptions available to us as a foreign private issuer during and after the period we qualify as an “emerging growth company.”

THE OFFERING

Ordinary Shares currently issued and outstanding	9,815,564 Ordinary Shares.

Ordinary Shares offered by us	Up to 26,471,000 Ordinary Shares.

Option to purchase additional shares

We have granted the underwriters an option exercisable within [_]-days from the date of this prospectus to purchase up to [_] additional Ordinary Shares, less underwriting discounts and commissions, solely to cover over-allotments, if any.

Pre-Funded Warrants	We are offering to certain purchasers whose purchase of Ordinary Shares in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding Ordinary Shares immediately following the closing of this offering, the opportunity to purchase, if such purchasers so choose, Pre-Funded Warrants, in lieu of Ordinary Shares that would otherwise result in any such purchaser’s beneficial ownership, together with its affiliates and certain related parties, exceeding 4.99% (or, at the election of such purchaser, 9.99%) of our outstanding Ordinary Shares immediately following the consummation of this offering. The purchase price of each Pre-Funded Warrant is equal to the purchase price of the Ordinary Shares in this offering minus $0.00001, the exercise price of each Pre-Funded Warrant. Each Pre-Funded Warrant is immediately exercisable and may be exercised at any time until it has been exercised in full. For each Pre-Funded Warrant we sell, the number of Ordinary Shares we are offering will be decreased on a one-for-one basis. This offering also relates to the Ordinary Shares issuable upon exercise of any Pre-Funded Warrants sold in this offering.
Ordinary Shares to be issued and outstanding after this offering

Up to 36,286,564 Ordinary Shares, which assumes no sales of Pre-Funded Warrants which, if sold, would reduce the number of Ordinary Shares we are offering on a one-for-one basis (or [_] Ordinary Shares if the underwriters exercise in full their option to purchase additional Ordinary Shares).

Use of proceeds

We expect to receive approximately $8.1 million in net proceeds from the sale of 26,471,000 Ordinary Shares and/or Pre-Funded Warrants offered by us in this offering (approximately $[_] million if the underwriter exercises its over-allotment option in full), based upon an assumed public offering price of $0.34 per Ordinary Share.

We currently expect to use the net proceeds from the sale of Ordinary Shares and/or Pre-Funded Warrants under this prospectus for general corporate purposes (including financing our operations, capital expenditures and business development).

The amounts and schedule of our actual expenditures will depend on multiple factors. As a result, our management will have broad discretion in the application of the net proceeds of this offering. See “Use of Proceeds” on page 13 of this prospectus.

Risk factors	Investing in our Securities involves a high degree of risk. You should read the “Risk Factors” section starting on page 8 of this prospectus and in our Annual Report on Form 20-F for our fiscal year ended December 31, 2022, which is incorporated by reference into this prospectus, for a discussion of factors to consider carefully before deciding to invest in the Securities.

Nasdaq Capital Market symbol:	Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “GMVD”.

The number of the Ordinary Shares to be issued and outstanding immediately after this offering as shown above assumes that all of the Ordinary Shares offered hereby are sold and is based on 9,815,564 Ordinary Shares issued and outstanding as of the date of this prospectus. This number excludes:

●	1,747,750 Ordinary Shares issuable upon the exercise of warrants outstanding as of such date, at exercise prices ranging from $1.00 to A$1,231.65 (approximately $842.82), at a weighted average exercise price of $19.79, all of which vested as of such date;

●	98,698 Ordinary Shares issuable upon the exercise of tradable warrants outstanding at an exercise price of $218.75 which were issued as part of the units in our Initial Public Offering;

●	4,155,749 Ordinary Shares issuable upon the exercise of pre-funded warrants at an exercise price of $0.001 which were issued as part of our public offering which closed on April 4, 2023;
●	3,780,729 Ordinary Shares issuable upon the exercise of options to directors, employees and consultants under our G Medical Innovations Holdings Ltd. – Israel Sub-Plan and G Medical Innovations Holdings Ltd. – U.S. Sub-Plan, as amended from time to time (collectively, the “Global Plan”) outstanding as of such date, at a weighted average exercise price of $2.33, of which 102,677 were vested as of such date;

●	401,635 Ordinary Shares reserved for future issuance under our Global Plan; and

●	114,441 Ordinary Shares issuable pursuant to performance rights.

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

●	no exercise of the underwriter’s over-allotment option;

●	no exercise of the Pre-Funded Warrants; and

●	no exercise of the Underwriter’s Warrants.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth our summary consolidated financial information as of and for the periods ended on the dates indicated below. We have derived the following statements of operations data for the years ended December 31, 2022 and 2021 from our audited consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Annual Report”), which are incorporated by reference into this prospectus. We have derived the following summary balance sheet data as of December 31, 2022 from our audited consolidated financial statements included in our 2022 Annual Report. Our historical results are not necessarily indicative of the results that may be expected in the future. See “Risk Factors” beginning on page 8. Our consolidated financial statements below were prepared in accordance with IFRS, as issued by the IASB.

	Year Ended December 31,
U.S. dollars in thousands (except per share data)	2022	2021

Revenues
Services	4,404	4,911
Products	16	50
Total revenues	4,420	4,961
Cost of revenues
Cost of services	3,523	3,386
Cost of sales of products	113	66
Total cost of revenues	3,636	3,452
Gross profit (loss)	784	1,509
Operating expenses:
Research and development expenses	2,292	1,680
Selling, general and administrative expenses	20,605	10,797
Operating loss	22,113	10,968
Financial (expenses) income, net	8,171	(3,622)
Loss before taxes on income	13,942	14,590
Income tax benefit (expenses), net	16	(3)
Loss for the year from continuing operations	13,958	14,587
Loss from discontinued operations	11,108	301
Net comprehensive loss	25,066	14,888
Net comprehensive loss for the period attributable to:
Non-controlling interests	437	130
The Company’s shareholders	13,521	14,457
Loss from discontinued operations	11,108	301
Loss from discontinued operation	25,066	14,888
Basic and diluted loss per share from continuing operations	(18.76)	(45.57)
Basic and diluted loss per share from discontinued operations	(15.41)	(0.92)
Basic and diluted loss per share attributable to G Medical Innovations Holdings Ltd. Shareholders	(34.17)	(45.49)

	As of December 31, 2022
	Actual	Pro Forma As Adjusted
U.S. dollars in thousands		(Unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	295	15,269
Total assets	4,825	19,799
Long term debt	283	283
Accumulated deficit	115,263	115,557
Total shareholders’ equity (deficit)	(4,571)	8,554

As of July 23, 2023, we had approximately $1.1 million of cash and cash equivalents. The estimates presented below have been prepared by, and are the responsibility of, our management. Kesselman & Kesselman, our independent registered public accounting firm, has not audited, reviewed, examined, compiled, or applied agreed-upon procedures with respect to the preliminary estimated financial information. Accordingly, Kesselman & Kesselman does not express an opinion or any other form of assurance with respect thereto.

RISK FACTORS

An investment in our Securities involves a high degree of risk. We operate in a dynamic and rapidly changing industry that involves numerous risks and uncertainties. You should consider carefully the risk factors described below and the risks described under the caption “Item 3. Key Information - D. Risk Factors” in our 2022 Annual Report, which is incorporated by reference into this prospectus, before deciding whether to invest in the Securities. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of the Securities to decline, and you may lose all or part of your investment.

Risks Related to an Investment in Securities and this Offering

Our management will have immediate and broad discretion over the use of the net proceeds from this offering and may not use them effectively.

We currently intend to use the net proceeds from this offering for general corporate purposes, including working capital. See “Use of Proceeds.” However, our management will have broad discretion in the application of any such net proceeds. Our shareholders may not agree with the manner in which our management chooses to allocate the net proceeds from this offering. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income. The decisions made by our management may not result in positive returns on your investment and you will not have an opportunity to evaluate the economic, financial or other information upon which our management bases its decisions.

As a result of this offering, we may be in breach of a certain registration rights obligation.

On September 30, 2020, we entered into a media and marketing service agreement (which we refer to as the GRS Agreement) with GRS, an affiliate of Guthy-Renker, LLC, pursuant to which we agreed to issue to GRS a warrant. Pursuant to the GRS Agreement, we have an outstanding obligation to register under the Securities Act 26,338 Ordinary Shares issuable upon the exercise of such warrant. We may be in breach of our obligation to register these securities under the Securities Act. There are no liquidated damages stipulated for our failure to register such securities; however, the holders of these securities may still elect to pursue remedies against us for our failure to meet these registration obligations and, as a result, our business operations, or our ability to raise additional capital in the future, may be adversely affected. We have suspended our obligations under the GRS Agreement due to a failure by GRS to fulfill its obligations. We have begun to evaluate our options for legal recourse against GRS, including potential nullification of the warrant issued to GRS, to obtain fulfilment of GRS’s obligations or to receive amounts that were previously paid by us to GRS.

If you purchase Securities in this offering, you will incur immediate and substantial dilution in the book value of your Ordinary Shares, including Ordinary Shares that may be issued upon the exercise of any Pre-Funded Warrants.

The public offering price of the Ordinary Shares, including Ordinary Shares that may be issued upon the exercise of any Pre-Funded Warrants being offered hereby, is substantially higher than the net tangible book value per share of our outstanding Ordinary Shares. Therefore, if you purchase Ordinary Shares in this offering, you will pay a price per Ordinary Share, including Ordinary Shares that may be issued upon the exercise of any Pre-Funded Warrants being offered hereby, that substantially exceeds our net tangible book value per Ordinary Share, including Ordinary Shares that may be issued upon the exercise of any Pre-Funded Warrants being offered hereby, after this offering. To the extent outstanding options or warrants are exercised, you will incur further dilution. Based on an assumed offering price of $0.34 per Ordinary Share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, you will experience immediate dilution of $0.1043 per Ordinary Share, including Ordinary Shares that may be issued upon the exercise of any Pre-Funded Warrants being offered hereby, representing the difference between our as adjusted net tangible book value per Ordinary Share after giving effect to this offering and the offering price (see “Dilution” for further information).

The market price of our Ordinary Shares may be highly volatile and such volatility could cause you to lose some or all of your investment and also subject us to litigation.

The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, some of which are beyond our control, such as:

●	the announcement of new products or product enhancements by us or our competitors;

●	government and third-party payors providing adequate coverage and reimbursement for the use of our products and services, including our testing services;

●	developments concerning intellectual property rights;

●	changes in legal, regulatory, and enforcement frameworks impacting our technology or the application of our technology;

●	variations in our and our competitors’ results of operations;

●	fluctuations in earnings estimates or recommendations by securities analysts, if our securities are covered by analysts;

●	the results of product liability or intellectual property lawsuits;

●	future issuances of securities;

●	the addition or departure of key personnel;

●	announcements by us or our competitors of acquisitions, investments or strategic alliances; and

●	general market conditions and other factors, including factors unrelated to our operating performance.

●	other events or factors, including those resulting from war, incidents of terrorism or responses to these events; and

●	general economic and market conditions.

Furthermore, in recent years, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies, including medical device related technology companies in particular. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our Ordinary Shares.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could also harm our business.

The Pre-Funded Warrants are speculative in nature.

Except as otherwise set forth therein, the Pre-Funded Warrants offered in this offering do not confer any rights of Ordinary Share ownership on their holders, such as voting rights, but rather merely represent the right to acquire Ordinary Shares at a fixed price for a limited period of time. In addition, commencing on the date of issuance, holders of the Pre-Funded Warrants may exercise their right to acquire Ordinary Shares and pay an exercise price of $0.00001 per Ordinary Share, subject to adjustment upon certain events.

There is no established market for the Pre-Funded Warrants being offered in this offering.

There is no established trading market for the Pre-Funded Warrants offered in this offering. We do not intend to apply for listing of the Pre-Funded Warrants on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the Pre-Funded Warrants will be limited.

Holders of the pre-funded warrants purchased in this offering will have no rights as shareholders until such holders exercise their pre-funded warrants and acquire our Ordinary Shares.

Until holders of pre-funded warrants acquire Ordinary Shares upon exercise of the pre-funded warrants, holders of pre-funded warrants will have no rights with respect to the Ordinary Shares underlying such pre-funded warrants. Upon exercise of the pre-funded warrants, the holders will be entitled to exercise the rights of a shareholder of Ordinary Shares only as to matters for which the record date occurs after the exercise date.

Future sales of our Ordinary Shares could reduce the market price of our Ordinary Shares.

Substantial sales of our Ordinary Shares on Nasdaq, including following this offering, may cause the market price of our Ordinary Shares to decline. Sales by us or our security holders of substantial amounts of our Ordinary Shares, or the perception that these sales may occur in the future, could cause a reduction in the market price of our Ordinary Shares.

The issuance of any additional Ordinary Shares or any securities that are exercisable for or convertible into Ordinary Shares, may have an adverse effect on the market price of our Ordinary Shares and will have a dilutive effect on our existing shareholders and holders of Ordinary Shares.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made under “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” “intends” or “continue,” or the negative of these terms or other comparable terminology.

Forward-looking statements include, but are not limited to, statements about:

●	our expectation regarding the sufficiency of our existing cash and cash equivalents to fund our current operations;

●	our ability and plans to manufacture, market and sell our products and services, including those related to our new direct to customer at-home health testing kit business;

●	our expectation regarding government and third-party payors providing adequate coverage and reimbursement for the use of our products and services, including our testing services;

●	the commercial launch and future sales of our existing products or services or any other future potential product candidates or services;

●	planned pilot programs with healthcare providers for our products;

●	our plan to further expand by targeting healthcare providers who can benefit from our comprehensive service offerings;

●	our intention to drive multiple recurring revenue streams, across consumer and professional healthcare verticals and in geographical territories;

●	our expectations regarding future growth;

●	our planned level of capital expenditures;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our anticipation that we will penetrate a higher number of distribution channels and markets with a relatively low overhead;

●	our anticipation that the monitoring services will continue to grow thereby increasing monthly recurring revenues payable to us;

●	anticipated actions of the U.S. FDA, state regulators, if any, or other similar foreign regulatory agencies, including approval to conduct clinical trials, the timing and scope of those trials and the prospects for regulatory approval or clearance of, or other regulatory action with respect to our products or services;

●	our ability to launch and penetrate markets in new locations, including taking steps to expand our activities;

●	our ability to retain key executive members;

●	our ability to internally develop new inventions and intellectual property;

●	interpretations of current laws and the passages of future laws;

●	acceptance of our business model by investors;

●	our expectations regarding the use of proceeds from this offering; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” as well as other factors in our 2022 Annual Report.

These statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors” and elsewhere in this prospectus and the documents incorporated by reference into this prospectus. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

LISTING INFORMATION

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “GMVD.” All of the Ordinary Shares, including those to be offered pursuant to this prospectus, have the same rights and privileges.

USE OF PROCEEDS

We expect to receive approximately $8.1 million in net proceeds from the sale of 26,471,000 the Ordinary Shares and/or Pre-Funded Warrants offered by us in this offering (approximately $[_] million if the underwriter exercises its over-allotment option in full), based upon an assumed public offering price of $0.34 per Ordinary Share, which is the last reported sales price on Nasdaq of our Ordinary Shares on July 21, 2023.

We currently expect to use the net proceeds from the sale of Ordinary Shares and/or Pre-Funded Warrants under this prospectus for general corporate purposes (including financing our operations, capital expenditures and business development).

Each $0.10 increase or decrease in the assumed public offering price of $0.34 per share would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $2.4 million, assuming the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1,000,000 in the number of Ordinary Shares offered by us would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $0.31 million, assuming the assumed public offering price of $ 0.34 per share remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the public offering price or the number of shares by these amounts would have a material effect on our uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.

Changing circumstances may cause us to consume capital significantly faster than we currently anticipate. The amounts and timing of our actual expenditures will depend upon numerous factors, including the progress of our global marketing and sales efforts, the development efforts and the overall economic environment. Therefore, our management will retain broad discretion over the use of the proceeds from this offering. We may ultimately use the proceeds for different purposes than what we currently intend. Pending any ultimate use of any portion of the proceeds from this offering, if the anticipated proceeds will not be sufficient to fund all the proposed purposes, our management will determine the order of priority for using the proceeds, as well as the amount and sources of other funds needed.

Pending our use of the net proceeds from this offering, we may invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and U.S. government securities.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors and will depend on various factors, including applicable laws, our results of operations, financial condition, future prospects and any other factors deemed relevant by our board of directors.

Under the Cayman Islands Companies Act and our Amended and Restated Memorandum and Articles of Association, a Cayman Islands company may pay a dividend out of its realized or unrealized profit or share premium account, but a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. According to our Amended and Restated Memorandum and Articles of Association, dividends can be declared and paid out of funds lawfully available to us. Dividends may be declared and paid in cash or in kind (including paid up share capital or securities in another corporate body). Dividends, if any, would be paid in proportion to the number of Ordinary Shares a shareholder holds. Any dividend unclaimed after a period of three years from the date the dividend became due for payment shall be forfeited and shall revert to us.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2022:

●	on an actual basis;

●

on a pro forma basis as if such events had occurred on December 31, 2022, to give effect to: (i) the issuance of 5,470,000 Ordinary Shares and 6,530,000 pre-funded warrants for net proceeds of $8.6 million in our public offering, which closed on April 4, 2023, and the use of proceeds thereof; (ii) repayment by us of a $1.0 million loan given to us by our major shareholder Dr. Yacov Geva on April 10, 2023; (iii) repayment by us of $0.76 million convertible debentures in connection with our public offering, which closed on April 4, 2023; and (iv) the issuance of 1.76 million ordinary shares to date in connection with the exercise of 1.76 million pre-funded warrants issued in our public offering, which closed on April 4, 2023; and

●	on a pro forma as adjusted basis to give effect to the sale of 26,471,000 Ordinary Shares (assuming no Pre- Funded warrants will be issued) in this offering at an assumed public offering price of $0.34 per share, and after deducting underwriting discounts and commissions and estimated offering expenses with such proceeds as described in the section entitled “Use of Proceeds”, as if the sale of the Ordinary Shares had occurred on December 31, 2022.

The as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

You should read this table in conjunction with our financial statements and related notes incorporated by reference into this prospectus.

	As of December 31, 2022
U.S. dollars in thousands	Actual	Pro forma	Pro forma as adjusted
Cash and cash equivalents	295	7,164	15,269
Long term debt	283	283	283
Shareholders’ equity (deficit):
Share capital	4,835	4,836	4,839
Share premium	101,694	107,007	115,109
Other reserve and translation fund	1,502	1,502	1,502
Treasury shares	(121)	(121)	(121)
Accumulated deficit	(115,263)	(115,557)	(115,557)
Non-controlling interest	2,782	2,782	2,782
Total shareholders’ equity (deficit)	(4,571)	449	8,554
Total capitalization	(4,288)	732	8,837

As of July 23, 2023 we had approximately $1.1 million of cash and cash equivalents. The estimates presented below have been prepared by, and are the responsibility of, our management. Kesselman & Kesselman, our independent registered public accounting firm, has not audited, reviewed, examined, compiled, or applied agreed-upon procedures with respect to the preliminary estimated financial information. Accordingly, Kesselman & Kesselman does not express an opinion or any other form of assurance with respect thereto.

A $0.10 increase or decrease in the assumed public offering price of $0.34 per share would increase or decrease our as adjusted cash and cash equivalents by approximately $2.4 million and each of our Ordinary Shares, total shareholders’ equity and total capitalization by approximately $2.4 million, assuming the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1,000,000 in the number of Ordinary Shares offered by us would increase or decrease each of our as adjusted cash and cash equivalents, total shareholders’ equity and total capitalization by approximately $0.31 million, assuming the assumed public offering price of $0.34 per share remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The number of Ordinary Shares on a pro forma basis in the table above is based on 9,815,564 Ordinary Shares issued and outstanding as of the date of this prospectus, and excludes the following as of such date:

●	1,747,750 Ordinary Shares issuable upon the exercise of warrants outstanding as of such date, at exercise prices ranging from $1.00 to A$1,231.65 (approximately $842.82), at a weighted average exercise price of $19.79, all of which vested as of such date;

●	98,698 Ordinary Shares issuable upon the exercise of tradable warrants outstanding at an exercise price of $218.75 which were issued as part of the units in our Initial Public Offering;

●	4,155,749 Ordinary Shares issuable upon the exercise of pre-funded warrants at an exercise price of $0.001 which were issued as part of our public offering which closed on April 4, 2023;
●	3,780,729 Ordinary Shares issuable upon the exercise of options to directors, employees and consultants under the Global Plan outstanding as of such date, at a weighted average exercise price of $2.33, of which 102,677 were vested as of such date;

●	401,635 Ordinary Shares reserved for future issuance under our Global Plan; and

●	114,441 Ordinary Shares issuable pursuant to performance rights.

DILUTION

If you invest in our Ordinary Shares, your interest will be diluted immediately to the extent of the difference between the public offering price per Ordinary Share and Pre-Funded Warrant you will pay in this offering and the net tangible book value per Ordinary Share after this offering. On December 31, 2022, we had a negative net tangible book value of $4.57 million, corresponding to a negative net tangible book value of $2.99 per Ordinary Share. Net tangible book value per share or per Ordinary Share represents the amount of our total tangible assets less our total liabilities, divided by 1,527,095, the total number of Ordinary Shares issued and outstanding on December 31, 2022.

After giving effect to the sale of the Ordinary Shares offered by us in this offering, at the assumed public offering price for this offering of $0.34 per Ordinary Share and assuming no exercise of the underwriter’s option to purchase additional Ordinary Shares (and no sale of any Pre-Funded Warrant in this offering) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value estimated at December 31, 2022 would have been approximately $8,554,000 representing $0.2357 per Ordinary Share. This represents an immediate increase in historical net tangible book value of $0.2233 per Ordinary Share to existing shareholders and an immediate dilution in net tangible book value of $0.1043 per Ordinary Share to investors in this offering. Dilution for this purpose represents the difference between the price per Ordinary Share paid by these purchasers and as adjusted net tangible book value per Ordinary Share immediately after the completion of this offering.

The following table illustrates this per share dilution to investors in this offering:

Assumed public offering price per Ordinary Share	$0.34
Pro Forma net tangible book value per Ordinary Share as of December 31, 2022	0.01237
Increase in net tangible book value per Ordinary Share attributable to investors purchasing Ordinary Shares in this offering	0.2233
Pro Forma as adjusted net tangible book value per Ordinary Share after offering	0.2357
Dilution per Ordinary Share to new investors	$0.1043
Percentage of dilution in net tangible book value per Ordinary Share for new investors	30.67%

The dilution information discussed above is illustrative only and may change based on the actual public offering price and other terms of this offering determined at pricing. Each $0.10 increase or decrease in the assumed public offering price of $ 0.34 per share would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share after this offering by $ 0.0671 per share and increase or decrease, as applicable, the dilution to new investors purchasing shares in this offering by $ 0.0329 per share, in each case assuming the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase of 1,000,000 in the number of Ordinary Shares offered by us would increase the pro forma as adjusted net tangible book value after this offering by $ 0.0021 per share and decrease the dilution per share to new investors participating in this offering by $ 0.0021 per share and a decrease of 1,000,000 Ordinary Shares offered by us would decrease the pro forma as adjusted net tangible book value by 0.0022 per share and increase the dilution per share to new investors in this offering by $0.0022 per share in each case assuming the assumed public offering price of $0.34 per share remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The dilution information set forth in the table above is illustrative only, assumes no Pre-Funded Warrants are sold in this offering, and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. The outstanding share information in the table above is based on 9,815,564 Ordinary Shares issued and outstanding as of the date of this prospectus, and excludes the following as of such date:

●	1,747,750 Ordinary Shares issuable upon the exercise of warrants outstanding as of such date, at exercise prices ranging from $1.00 to A$1,231.65 (approximately $842.82), at a weighted average exercise price of $19.79, all of which vested as of such date;

●	98,698 Ordinary Shares issuable upon the exercise of tradable warrants outstanding at an exercise price of $218.75 which were issued as part of the units in our Initial Public Offering;

●	4,155,749 Ordinary Shares issuable upon the exercise of pre-funded warrants at an exercise price of $0.001 which were issued as part of our public offering which closed on April 4, 2023;
●	3,780,729 Ordinary Shares issuable upon the exercise of options to directors, employees and consultants under the Global Plan outstanding as of such date, at a weighted average exercise price of $2.33, of which 102,677 were vested as of such date;

●	401,635 Ordinary Shares reserved for future issuance under our Global Plan; and

●	114,441 Ordinary Shares issuable pursuant to performance rights.

If the underwriters exercise in full its option to purchase up to an additional [_] Ordinary Shares, then the pro forma as adjusted net tangible book value after giving effect to this offering would be $[_] per Ordinary Share, representing an immediate increase in historical net tangible book value of $[_] per Ordinary Share and an immediate dilution in net tangible book value of $[_] per Ordinary Share to investors in this offering.

BENEFICIAL OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of the date of this prospectus by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our issued and outstanding Ordinary Shares;

●	each of our directors and executive officers; and

●	all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to Ordinary Shares. Ordinary Shares issuable under share options or warrants that are exercisable within 60 days after the date of this prospectus, are deemed issued and outstanding for the purpose of computing the percentage ownership of the person holding the options or warrants but are not deemed issued and outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned before this offering is based on 9,815,564 Ordinary Shares issued and outstanding as of July 27, 2023. The number of Ordinary Shares deemed issued and outstanding after this offering is based on 36,286,564 Ordinary Shares which includes the Ordinary Shares offered hereby, assuming no sale of the Pre-Funded Warrants, and assuming no exercise of the underwriter’s over-allotment option.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and here are no arrangements known to us which would result in a change in control of our company at a subsequent date. Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each beneficial owner’s address is: c/o G Medical Innovations Holdings Ltd., P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands.

	No. of Shares Beneficially Owned Prior to this Offering	Percentage Owned Before this Offering(1)	Percentage Owned After this Offering
Holders of more than 5% of our voting securities:
Dr. Yacov Geva (**)(2)	2,721,817	25.9%	7.4%

Directors and executive officers who are not 5% holders:
Dr. Kenneth R. Melani (**)(3)	28,335	*%	*%
David Seligman	-	-%	-%
Benny Tal (4)	4,335	*%	*%
Dror Muriel – Rot (5)	5,701	*%	*%
Oded Shahar (6)	8,235	*%	*%
Chanan Epstein (**)(7)	2,589	*%	*%
Dr. Yehoshua (Shuki) Gleitman (**)(8)	7,560	*%	*%
Prof. Zeev Rotstein (**)(9)	6,339	*%	*%
Urs Wettstein (**)(10)	6,722	*%	*%
All directors and executive officers as a group (10 persons)	2,791,633	26.7%	7.5%

(*)	Less than one percent (1%).

(**)	Indicates director of the Company.

(1)	The percentages shown are based on 9,815,564 Ordinary Shares issued and outstanding as of July 27, 2023, and Ordinary Shares issuable under share options or warrants that are exercisable within 60 days after such date.

(2)	Includes (i) 2,034,252 Ordinary Shares, and (ii) options to purchase 4,766, 4,171, 6,251 and 28,572 Ordinary Shares that are exercisable within 60 days after July 20, 2023, at an exercise price of $114.45, $73.5 and $22.75 per share, respectively (iii) warrants to purchase 71,429 and 57,143 and 515,233 Ordinary Shares that are exercisable within 60 days after July 27, 2023, at an exercise price of $7.7, $43.4 and $1.94 per share, respectively.

(3)	Includes (i) 5,888 Ordinary Shares, and (ii) options to purchase 1,907, 2,503, 3,751 and 14,286 Ordinary Shares that are exercisable within 60 days after July 27, 2023, at exercise prices of $114.45, $73.5, $69.3 and $22.75 per share respectively.

(4)	Includes (i) 1,650 Ordinary Shares, and (ii) options to purchase 1,432 and 1,253 Ordinary Shares that are exercisable within 60 days July 27, 2023, at an exercise price of $114.45 and $73.5 per share, respectively.

(5)	Includes (i) 1,587 Ordinary Shares, and (ii) options to purchase 1,432, 1253 and 1,429 Ordinary Shares that are exercisable within 60 days after July 27, 2023, at an exercise price of $114.45, $73.5 and $22.75 per share, respectively.

(6)	Includes (i) 2,276 Ordinary Shares, and (ii) options to purchase 1,432, 1,669 and 2,858 Ordinary Shares that are exercisable within 60 days after July 27, 2023, at an exercise price of $114.45, $73.5 and $22.75 per share, respectively.

(7)	Includes (i) 206 Ordinary Shares, and (ii) options to purchase 954 and 1,429 Ordinary Shares that are exercisable within 60 days after July 27, 2023, at an exercise price of $114.45 and $22.75 per share, respectively.

(8)	Includes (i) 1,872 Ordinary Shares, and (ii) options to purchase 954, 1,876 and 2,858 Ordinary Shares that are exercisable within 60 days after July 27, 2023, at an exercise price of $114.45, $69.3 and $22.75 per share, respectively.

(9)	Includes (i) 1,990 Ordinary Shares, and (ii) options to purchase 954, 1,252 and 2,143 Ordinary Shares that are exercisable within 60 days after July 27, 2023, at an exercise price of $114.45, $69.3, and $22.75 per share, respectively.

(10)	Includes (i) 1,658 Ordinary Shares, and (ii) options to purchase 954, 1,252 and 2,858 Ordinary Shares that are exercisable within 60 days after July 27, 2023, at an exercise price of $114.45, $69.3 and $22.75 per share, respectively.

DESCRIPTION OF SHARE CAPITAL AND GOVERNING DOCUMENTS

General

As of the date of this prospectus, our authorized share capital consists of 100,000,000 Ordinary Shares, par value $0.0001 per share, of which 9,815,564 Ordinary Shares were issued and outstanding as of such date.

All of our issued and outstanding Ordinary Shares have been validly issued, fully paid and non-assessable. Our Ordinary Shares are not redeemable and are not subject to any preemptive right.

Ordinary Shares

In the last three years, we have issued an aggregate of 9,612,412 Ordinary Shares in several private placements, to employees, advisors, consultants, and public offerings for aggregate net proceeds of approximately $51 million, which amount includes the issuance of Ordinary Shares upon the conversion of options, warrants and performance rights.

Warrants and Options

In addition to Ordinary Shares, in the last three years, we have issued warrants to purchase an aggregate of 1,903,822 Ordinary Shares to advisors, consultants and investors, with exercise prices ranging from $1.0 to A$834.75 (approximately $571.22) per share, of which no warrants have been exercised, and granted options to purchase an aggregate of 3,785,730 Ordinary Shares to directors, officers, employees and service providers with exercise prices ranging from $0.382 to $114.45 per share, of which, no options have been exercised.

Performance Rights

In the last three years we have granted 154,153 performance rights classified into ten classes to certain of our officers, directors, employees and service providers as incentive securities. In July 2020 and in January 2022, 158 Class D performance rights and 28,575 Class E were vested and converted into Ordinary Shares, respectively. Until July 2023, 11,137 from these performance rights were forfeited.

Share Repurchase Program

On May 17, 2022, subject to a 10b-18 Stock Repurchase Agreement dated May 19, 2022 our board of directors authorized the repurchase of up to $1.0 million of the Company’s Ordinary Shares, or the Repurchase Program. We may repurchase all or a portion of our authorized repurchase amount. The Repurchase Plan does not obligate us to repurchase any specific number of the Ordinary Shares and the Repurchase Program may be suspended or terminated at any time at our management’s discretion. Pursuant to the Repurchase Program, as of July 20, 2023, we have repurchased 5,699 Ordinary Shares for approximately $121,000, all of which are held in treasury.

Our Amended and Restated Memorandum and Articles of Association

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and the Cayman Islands Companies Act insofar as they relate to the material terms of our share capital. This discussion does not purport to be complete and is qualified in its entirety by reference to our Amended and Restated Memorandum and Articles of Association. Our Amended and Restated Memorandum and Articles of Association are filed as exhibits to this registration statement of which this prospectus forms a part.

Share Capital

Our Amended and Restated Memorandum and Articles of Association permit us to increase our authorized share capital by the creation of additional authorized but unissued shares, or to reduce our authorized share capital by the cancellation of authorized but unissued shares, by way of ordinary resolution to consolidate the shares forming our then authorized share capital into a lower number of shares of a proportionally greater par value, or subdivide the shares forming our share capital into a larger number of shares of a proportionally lesser par value, by way of ordinary resolution; and to reduce our share capital in any way, including by reducing the par value of our issued share capital, cancelling any paid-up share capital which is lost or unrepresented by available assets, and extinguishing or reducing the liability of any of our shares, by way of special resolution and by order from the Grand Court of the Cayman Islands confirming such reduction. See “Voting Rights and Thresholds” below.

Share Repurchase

Subject to Nasdaq Stock Market Rules, the Cayman Islands Companies Act, our Amended and Restated Memorandum and Articles of Association and any rights conferred on the holders of any Ordinary Shares or attached to any class of shares, our board of directors may cause us to repurchase or otherwise acquire shares in such manner, upon such terms and subject to such conditions as they think fit. Pursuant to the Cayman Islands Companies Act, the repurchase of any share may be paid out of our profits, out of the share premium account or out of the proceeds of a fresh issuance of shares made for the purpose of such repurchase, or, out of capital if we are able to pay our debts, if any, as they fall due in the ordinary course of our business.

Voting Rights and Thresholds

At any general meeting of our shareholders, a resolution put to the vote of the meeting must be decided on a show of hands unless a poll is demanded. On a show of hands, each shareholder present in person or represented by proxy or (in the case of a shareholder that is a non-natural person) by authorized underwriter shall have one vote for each share held by that shareholder.

A poll may instead be demanded:

●	before the show of hands on that resolution is taken;

●	before the result of the show of hands on that resolution is declared; and

●	immediately after the result of the show of hands on that resolution is declared.

In the event that a poll is demanded, each shareholder present in person or represented by proxy or (in the case of a shareholder that is a non-natural person) by authorized representative has one vote for each share held by that shareholder.

To be passed at a general meeting of shareholders, ordinary resolutions require the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, attend and vote at the general meeting of shareholders in person, by proxy, or (in the case of a shareholder that is a non-natural person) by authorized representative; and special resolutions require the affirmative vote of a two-thirds majority of the votes cast by such shareholders as, being entitled to do so, attend and vote at the general meeting in person, by proxy, or (in the case of a shareholder that is a non-natural person) by authorized representative.

Generally, all matters to be transacted at a general meeting of shareholders are passed as ordinary resolutions, save for certain matters specified under our Amended and Restated Memorandum and Articles of Association or the Cayman Islands Companies Act as requiring a special resolution such as appointing a voluntary liquidator, changing our name, amending our Amended and Restated Memorandum and Articles of Association and for other matters such as transferring treasury shares at a discount to employees or subordinate companies.

Special resolutions and ordinary resolutions may also be passed by a unanimous written resolution of all the shareholders having the right to attend and vote at the general meeting.

Dividends

Under the Cayman Islands Companies Act and our Amended and Restated Memorandum and Articles of Association, our board of directors may declare and authorize the payment of dividends and distributions out of our realized or unrealized profits, out of the share premium account (provided that we will, immediately following that dividend or distribution, be able to pay any our debts, if any, which we may have undertaken in the ordinary course of our business), or as otherwise permitted by the Cayman Islands Companies Act.

Except as provided by our Amended and Restated Memorandum and Articles of Association or the rights attached to any of our Ordinary Shares, dividends shall be declared and paid according to the amounts paid up on the nominal value of the Ordinary Shares on which the dividend is paid. Dividends may be declared and paid in cash or in kind (including paid up share capital or securities in another body corporate). Any dividend unclaimed after a period of three years from the date the dividend became due for payment shall be forfeited and shall revert to us.

Liquidation

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation applicable to any class or classes of shares, (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the entirety of the paid-up capital at the commencement of the winding up, the excess shall be distributed pari passu among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to us, respectively, and (2) if we are wound up and the assets available for distribution among our shareholders as such are insufficient to repay the entirety of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by our shareholders in proportion to the par value of the shares held by them.

If we are wound up, the liquidator may, with the sanction of a special resolution, and any other sanction required by the Cayman Islands Companies Act, divide among our shareholders in specie the entirety or any part of our assets and may, for such purpose, value any assets and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also, with the sanction of an ordinary resolution, vest any part of these assets in trustees upon such trusts for the benefit of our shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Transfer of Shares

Subject to the restrictions of our Amended and Restated Memorandum and Articles of Association, certificated shares may be transferred, by an instrument of transfer in writing in any usual form or in another form approved by the board of directors or prescribed by Nasdaq, which must be executed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid) by or on behalf of the transferee. Uncertificated shares may be transferred, without a written instrument in accordance with the rules or regulations of any electronic trading systems permitted by Nasdaq.

Our board of directors may decline to register any transfer of an uncertificated share or depositary interest (i) if the transfer is in favor of more than four persons jointly (in the case of an uncertificated share); and (ii) in any other circumstance permitted by the rules or regulations of any electronic trading systems permitted by Nasdaq in which the share is held.

If our board of directors refuses to register a transfer of a share, they shall, within two months after the date on which the transfer was delivered to us, send notice of the refusal to the transferee.

Variation of Rights of Shares

Under our Amended and Restated Memorandum and Articles, if at any time our share capital is divided into different classes of shares, all or any of the rights attached to any class of shares may be varied in such manner as those rights may provide or, if no such provision is made, either:

●	with the consent in writing of holders of not less than two-thirds of the issued shares of that class; or

●	with the sanction of a resolution passed at a separate meeting of the holders of the shares of that class by not less than a two-thirds majority of the holders of the shares of that class present and voting at such meeting (whether in person or by proxy).

For these purposes, our directors may treat two or more or all of the classes of shares as forming one class of shares if we consider that such classes of shares would be affected by the proposed variation in the same way. Rights attaching to a class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied, modified or abrogated by the creation or issue of further shares with rights that are equal to the rights of such existing class of shares, by the reduction of capital paid up on such shares or by the repurchase, redemption, surrender or conversion of any shares in accordance with the Cayman Islands Companies Act and our Amended and Restated Memorandum and Articles.

Inspection of Books and Records

Holders of shares will have no general right to inspect or obtain copies of our register of members or corporate records, except as conferred by the Cayman Islands Companies Act, by order of the court, authorized by the board of directors, or by ordinary resolution of the shareholders.

Borrowing Powers

Under our Amended and Restated Memorandum and Articles, our board of directors may exercise all of our powers to borrow money and to mortgage or charge all, or any part, of our undertaking and property and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation incurred by us or by any third-party.

Differences in Corporate Law

We are incorporated under the laws of The Cayman Islands. The Cayman Islands Companies Act is modeled after the corporate legislation of the United Kingdom but does not follow recent United Kingdom statutory enactments and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Cayman Islands Companies Act applicable to us and the laws applicable to companies incorporated in Delaware and their shareholders.

This discussion does not purport to be a complete statement of the rights of holders of our Ordinary Shares under applicable Cayman Islands law and our Amended and Restated Memorandum and Articles or the rights of holders of the common stock of a typical corporation under applicable Delaware law and a typical certificate of incorporation and bylaws.

	Delaware	Cayman Islands Companies Act / our Amended and Restated Memorandum and Articles

Dividends	The Delaware General Corporation Law (or the DGCL) generally provides that, subject to certain restrictions, the directors of a corporation may declare and pay dividends upon the shares of its capital stock either out of the corporation’s surplus or, if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year, as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by issued and outstanding shares having a preference upon the distribution of assets. Further, the holders of preferred or special stock of any class or series may be entitled to receive dividends at such rates, on such conditions and at such times as stated in the certificate of incorporation.	Under the Cayman Islands Companies Act, dividends may (subject to anything to the contrary in a company’s articles of association) be declared and paid to shareholders out of (a) “profits” (which is not defined by the Cayman Islands law, but under applicable common law may include both retained earnings and realized and unrealized gains) and (b) “share premium” (which represents the excess of the aggregate price paid to the us for our total issued share capital over the aggregate par or nominal value of our total issued share capital). Under the Cayman Islands Companies Act, distributions out of “share premium” may only be made if, immediately following the date on which the dividend is proposed to be paid, we are able to pay our debts, if any, as they fall due in the ordinary course of our business (the “statutory solvency test”).

Repurchases and redemptions of shares	A Delaware corporation may purchase or redeem shares of any class except when its capital is impaired or would be impaired by the purchase or redemption. A corporation may, however, purchase or redeem out of capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

Under the Cayman Islands Companies Act, shares may be redeemed or repurchased out of (a) profits, (b) share premium (subject to the statutory solvency test), (c) the proceeds of a fresh issuance of shares made for that purpose, or (d) capital, provided that payments out of capital are subject to the statutory solvency test and must be specifically authorized by a company’s articles of association.

Ordinary Shares are not redeemable, but under our Amended and Restated Memorandum and Articles of Association, our board of directors may determine to repurchase shares on such terms as the board of directors determines. The repurchase of any share may be paid out of our profits, out of the share premium account or out of the proceeds of a fresh issuance of shares made for the purpose of such repurchase, or out of capital if we are able to, immediately following such repurchase, pay our debts, if any, as they fall due in the ordinary course of our business. No shareholder approval is required under the Cayman Islands Companies Act or our Amended and Restated Memorandum and Articles of Association for any repurchases.

	Delaware	Cayman Islands Companies Act / our Amended and Restated Memorandum and Articles

Shares that have been repurchased or redeemed may either be cancelled or held by a company as treasury shares. Shares held in treasury shall not have voting rights or dividend rights, and may be sold or otherwise transferred on such terms and conditions as our board of directors determine.

General meetings of shareholders	Under the DGCL, a corporation must hold an annual meeting of stockholders in a place designated by the certificate of incorporation or bylaws, whether inside or outside of Delaware, or, if not so designated, as determined by the board of directors and on a date and at a time designated in the bylaws, except as otherwise provided by law. Written notice of every meeting of stockholders must be given to each stockholder of record not less than ten or more than 60 days before the date of the meeting.

Under Cayman Islands Companies Act, we are not required to hold annual general meetings, but our Amended and Restated Memorandum and Articles of Association, provide that we shall in each calendar year hold an annual general meeting, and that the maximum period between annual general meetings shall not exceed 15 months. General meetings may be held at such place within or outside the Cayman Islands as our board of directors shall consider appropriate.

Annual general meetings of shareholders may be held at such place as the board of directors determines, whether within or outside the Cayman Islands.

In the absence of specific provision in a company’s articles of association, the Cayman Islands Companies Act provides shareholders with only limited rights to requisition a general meeting. Our Amended and Restated Memorandum and Articles of Association provide that shareholders holding not less than one-tenth of the paid-up share capital of our issued voting shares have the right, by written requisition to us, to require a general meeting of the shareholders to be called by the board of directors. If this right is exercised, the board of directors is required to call a general meeting within 21 days of the receipt of such requisition.

The Cayman Islands Companies Act does not specify a minimum attendance threshold for general meetings of shareholders to be quorate. Our Amended and Restated Memorandum and Articles of Association provide that a quorum for a general meeting is twenty five percent (25%) of issued and outstanding shares present in person, by proxy or (in the case of a shareholder that is a non-natural person) by a duly authorized representative and entitled to vote on the business to be transacted.

	Delaware	Cayman Islands Companies Act / our Amended and Restated Memorandum and Articles

Matters to be decided by supermajority shareholder resolution	Under the DGCL, certain fundamental changes such as amendments to the certificate of incorporation, a merger, consolidation, sale, lease, exchange or other disposition of all or substantially all of the property of a corporation not in the usual and regular course of the corporation’s business, or a dissolution of the corporation, are generally required to be approved by the holders of a majority of the outstanding stock entitled to vote on the matter, unless the certificate of incorporation requires a higher percentage.

Under the Cayman Islands Companies Act and our Amended and Restated Memorandum and Articles of Association, certain matters are required to be approved by a “special resolution,” which is a supermajority resolution passed by either (a) not less than a two-thirds majority of votes cast (in person or by proxy) at a quorate general meeting of shareholders or (b) by unanimous written resolution.

Under the Cayman Islands Companies Act, the principal matters relevant to us that require a special resolution are as follows: (a) amendments to the memorandum and articles of association; (b) change our name; (c) appointment of inspectors for the purpose of examining our affairs; (d) placing us into voluntary or court-supervised liquidation; (e) authorizing our statutory merger with one or more other companies in accordance with the Cayman Islands Companies Act; and (f) approving a reduction of share capital.

Appointment and removal of directors

Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

In addition, the office of a director shall be vacated automatically if, among other things, he or she (1) becomes prohibited by law from being a director, (2) becomes bankrupt or makes any arrangement or composition with his or her creditors, (3) dies or is in the opinion of all his or her co-directors, incapable by reason of mental disorder of discharging his or her duties as director (4) resigns his or her office by notice to us or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his or her office be vacated.

Cayman Islands Companies Act does not provide shareholders with any statutory rights to appoint or remove directors. Any such rights will be as prescribed in the articles of association of a Cayman Islands company.

The provisions regarding the appointment and removal of our directors by shareholders (and the maximum and minimum number of directors) are as described above. See “Management—Appointment and Retirement of Directors.”

Delaware	Cayman Islands Companies Act / our Amended and Restated Memorandum and Articles

Director’s duties	Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.

Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director.

Such provision cannot limit liability for breach of loyalty, bad faith, intentional misconduct, unlawful payment of dividends or unlawful share purchase or redemption. In addition, the certificate of incorporation cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.

A corporation has the power to indemnify any director, officer, employee, or agent of the corporation who was, is, or is threatened to be made a party who acted in good faith and in a manner he believed to be in the best interests of the corporation, and if with respect to a criminal proceeding, had no reasonable cause to believe his conduct would be unlawful, against amounts actually and reasonably incurred.	As a matter of Cayman Islands law, the duties of a director primarily derive from common law, the Cayman Islands Companies Act, and the articles of association of a company.

Under common law principles that will be applied by the Cayman Islands courts, directors have fiduciary duties, including: (a) the duty to act honestly and in good faith in what he or she considers are the best interests of the company (generally meaning the interests of the shareholders as a whole); (b) the duty of loyalty and to avoid actual or potential conflicts of interest arising between his or her duties to the company and his or her personal interest (subject to the caveat that the articles of association may authorize conflicts that have been disclosed to the other directors); (c) a duty to exercise his or her powers as a director under the Cayman Islands Companies Act and the articles of association of the company only for the purposes for which they are conferred and not for a collateral or improper purpose; and (d) a duty not to fetter his or her exercise of future discretion as a director.

Directors also have a common law duty to act with care, diligence and skill in the performance of his or her role. The duties of care, diligence and skill of a director of a Cayman Islands company are generally determined by both reference to the knowledge and experience actually possessed by the director and by reference to the skill, care and diligence as would be displayed by a reasonable director in those circumstances.

The Cayman Islands Companies Act contains certain statutory duties, including: (a) the duty not to pay or make any distribution to shareholders out of capital or share premium unless a company is able to pay its debts as they fall due following such payment; and (b) the duty to maintain certain statutory registers (register of members, register of directors, register of mortgages and charges) and proper books and records.

A director must also act in accordance with any specific duties set forth in the articles of association from time to time.

A director who fails to perform their Cayman Islands common law duties may be personally liable for financial compensation to the aggrieved party, the restoration of the company’s property, or for the payment to the company of any profits made in breach of the director’s duty.

	Delaware	Cayman Islands Companies Act / our Amended and Restated Memorandum and Articles

In addition, a director who fails to perform their duties under the Cayman Islands Companies Act may be personally liable to a statutory fine and/or imprisonment of varying severity depending on the nature of the duty breached. This liability is in addition to any liability the company itself may be subject to.

A Cayman Islands company may, however, include a provision in its articles of association (and may in addition enter into a separate contractual arrangement with a director) indemnifying a director against all losses and costs suffered by such director as a consequence of performance of his or her role as such, and exculpating a director from any liability to the company itself, including in circumstances where such director is in breach of his or her duties (provided that there has been no willful neglect, wilful default, fraud, dishonesty or criminal act on the part of the director). A Cayman Islands company may also purchase insurance for directors and certain other officers against liability incurred as a result of any negligence, default, breach of duty or breach of trust in relation to the company.

Conflicts of interest	Under Delaware law, a transaction in which a director who has an interest is not void or voidable solely because such interested director is present at or participates in the meeting that authorizes the transaction if: (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.

As a matter of Cayman Islands law, a director is under a general fiduciary duty to avoid conflicts of interest. However, the articles of association of a Cayman Islands company may provide that directors may continue to participate and vote in respect of matters on which they are conflicted provided that the nature and extent of such conflict has been disclosed to the other directors.

Under our Amended and Restated Memorandum and Articles of Association, a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure the interested director may vote in respect of any transaction or arrangement in which he or she is interested. The interested director shall be counted in the quorum at such meeting and the resolution may be passed by a majority of the directors present at the meeting.

	Delaware	Cayman Islands Companies Act / our Amended and Restated Memorandum and Articles

Business combinations

Under Delaware law, with certain exceptions, a merger, consolidation, exchange or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.

Delaware law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90% of each class of capital stock without a vote by shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

The Cayman Islands Companies Act makes specific provision for the acquisition of a Cayman Islands company by way of a court-approved scheme of arrangement, by way of mandatory squeeze-out following a tender offer, and by way of merger.

A court-approved scheme of arrangement under the Cayman Islands Companies Act requires the approval of a majority in number of the registered holders of each participating class or series of shares voting on the scheme of arrangement, representing 75% or more in value of the shares of each participating classes or series voted on such proposal at the relevant meeting (excluding any shares held by the acquiring party on the basis that they will be considered a separate “class”). If a scheme of arrangement receives the requisite shareholder approval and is subsequently sanctioned by the Cayman Islands courts, all holders of all classes or series of shares to which the series relates will be bound by the terms of the scheme of arrangement.

The Cayman Islands Companies Act also provides that, where an offer is made to acquire all of a class of shares and the holders of 90% or more in value of the shares of such class (excluding shares already held by the offeror) have accepted such offer within four months of it being made, the offeror may require the remaining shareholders in that class to transfer their shares on the same terms as set out in the offer by serving notice at any time within two months of the expiry of the four month period (subject to a right of such remaining shareholders to obtain relief from the Cayman Islands courts, as described below in “Appraisal rights”). If the offeror acquires more than 90% of the shares of a class following such an offer but does not exercise its compulsory acquisition right, the remaining shareholders have no right to require the offeror to acquire their shares on the terms of the offer following closure of the offer.

The Cayman Islands Companies Act also provides that business combinations can be effected by way of a merger of a Cayman Islands company with one or more other companies (wherever incorporated, provided that such merger is not prohibited by the laws of the jurisdiction of incorporation of any such other company) with the approval of the shareholders by special resolution. In addition, the consent of each holder of a fixed or floating security of a constituent company in any such merger must be obtained, unless the Cayman Islands courts waive such requirement. Shareholders who register their dissent to the merger in accordance with the provisions of the Cayman Islands Companies Act have the right to receive the “fair value” of their shares in cash, subject to certain exceptions, as further described below in “Appraisal rights”).

Under Cayman Islands law, directors may dispose of all or substantially all of the assets of a Cayman Islands company without the approval of the shareholders, unless the articles of association specifically provide that shareholder consent or approval is required. Our Amended and Restated Memorandum and Articles of Association do not impose shareholder approval rights for disposals of assets by us.

Delaware	Cayman Islands Companies Act / our Amended and Restated Memorandum and Articles

Appraisal rights	Under the DGCL, a stockholder of a corporation participating in some types of major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.

For example, a stockholder is entitled to appraisal rights in the case of a merger or consolidation if the shareholder is required to accept in exchange for the shares anything other than: (i) shares of stock of the corporation surviving or resulting from the merger or consolidation, or depository receipts in respect thereof; (ii) shares of any other corporation, or depository receipts in respect thereof, that on the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 shareholders; (iii) cash instead of fractional shares of the corporation or fractional depository receipts of the corporation; or (iv) any combination of the shares of stock, depository receipts and cash instead of the fractional shares or fractional depository receipts.

The Cayman Islands Companies Act does not specifically provide for any appraisal rights.

However, in connection with the compulsory transfer of shares where a person has acquired at least 90% of the shares of the same class pursuant to an offer for all of the shares of that class and proceeds to serve notice of compulsory for acquisition of the remainder (as described above in “Business combinations”), any shareholder to whom such compulsory acquisition applies may apply to the Cayman Islands court within one month of receiving notice of the compulsory transfer to object to the transfer. In these circumstances, the burden is on the objecting shareholder to show that the court should exercise its discretion to prevent the compulsory transfer. The Cayman Islands courts are unlikely to grant any relief in the absence of bad faith, fraud, unequal treatment of shareholders or collusion as between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders.

In addition, in connection with a merger or a consolidation, dissenting shareholders have the right to object to the terms of merger or consolidation approved by special resolution and instead be paid the fair value of their shares in cash (which, if not agreed between the parties, will be determined by the Cayman Islands court).These rights of a dissenting shareholder are not available in certain circumstances, for example, (i) to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or (ii) where the consideration for such shares to be contributed are shares of the surviving or consolidated company (or depositary receipts in respect thereof) or shares of any other company (or depositary receipts in respect thereof) which are listed on a national securities exchange or designated as a national market system security on a recognized interdealer quotation system or held of record by more than 2,000 holders.

Delaware	Cayman Islands Companies Act / our Amended and Restated Memorandum and Articles

Regulation of takeovers, substantial acquisition rules	Under the DGCL, certain fundamental changes such as amendments to the certificate of incorporation, a merger, consolidation, sale, lease, exchange or other disposition of all or substantially all of the property of a corporation not in the usual and regular course of the corporation’s business, or a dissolution of the corporation, are generally required to be approved by the holders of a majority of the outstanding stock entitled to vote on the matter, unless the certificate of incorporation requires a higher percentage.

However, under the DGCL, mergers in which less than 20% of a corporation’s stock outstanding immediately prior to the effective date of the merger is issued generally do not require stockholder approval. In certain situations, the approval of a business combination may require approval by a certain number of the holders of a class or series of shares. In addition, Section 251(h) of the DGCL provides that stockholders of a constituent corporation need not vote to approve a merger if: (i) the merger agreement permits or requires the merger to be effected under Section 251(h) and provides that the merger shall be effected as soon as practicable following the tender offer or exchange offer, (ii) a corporation consummates a tender or exchange offer for any and all of the outstanding stock of such constituent corporation that would otherwise be entitled to vote to approve the merger, (iii) following the consummation of the offer, the stock accepted for purchase or exchanges plus the stock owned by the consummating corporation equals at least the percentage of stock that would be required to adopt the agreement of merger under the DGCL, (iv) the corporation consummating the offer merges with or into such constituent corporation and (v) each outstanding share of each class or series of stock of the constituent corporation that was the subject of and not irrevocably accepted for purchase or exchange in the offer is to be converted in the merger into, or the right to receive, the same consideration to be paid for the shares of such class or series of stock of the constituent corporation irrevocably purchased or exchanged in such offer.	Except for specific rules that apply only to companies listed on the Cayman Islands Stock Exchange or companies that are regulated by the Cayman Islands Monetary Authority (which are not applicable to us), there are no rules or restrictions under the Cayman Islands’ Code on Takeovers and Mergers and Rules Governing Substantial Acquisitions of Shares governing the acquisition of all or a specified percentage of direct or indirect voting rights in a Cayman Islands company, or the conduct of the directors of a Cayman Islands company following an actual or potential takeover or merger offer, nor are there any statutory restrictions in respect of defensive mechanisms which the board of directors could employ in respect of actual or potential takeover or merger offers.

Our Amended and Restated Memorandum and Articles of Association provide for a split of the board of directors into three classes with staggered three-year terms. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire.

	Delaware	Cayman Islands Companies Act / our Amended and Restated Memorandum and Articles

Related party transactions	The DGCL provides that; unless the corporation has specifically elected not to be governed by this statute, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that this person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Cayman Islands Companies Act does not contain provisions specifically regulating the entry into contracts with related parties such as significant shareholders, directors, or their respective affiliates and other connected parties.

However, in the event that any payment obligation, transfer of property or grant of charge thereon is made to a related party that is also a creditor at a time when a company is insolvent, the Cayman Islands Companies Act provides that such transfer is deemed to be a preference and therefore is invalid if it occurred within six months immediately preceding the commencement of a liquidation.

Minority protection and derivative actions	Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Under common law principles, shareholders in a Cayman Islands company are entitled to have the affairs of a company conducted in accordance with such company’s constitution and applicable law. As such, shareholders may bring personal or representative actions against a company in respect of breaches of their (and other similarly affected shareholders’) rights as shareholders under the constitution of the company and applicable law (for example, in the event that they are prevented from exercising voting rights, or from requisitioning a meeting).

A minority shareholder may also bring a derivative action in the name of a company. While, as a matter of common law (under the general rule known as the rule in Foss v. Harbottle), the Cayman Islands courts will generally refuse to interfere with the management of a company at the insistence of a minority shareholder in circumstances where the majority have approved or ratified the matter or act in contention, a minority shareholder may be permitted to commence a derivative action in the name of a company in order to challenge any such matter or act which: (a) is ultra vires the company or illegal; (b) constitutes a fraud on the minority where the wrongdoers control the company; (c) constitutes an infringement of individual rights of shareholders (such as a right to attend and vote at a meeting); and/or (d) has not been properly approved in accordance with any applicable special or extraordinary majority of the shareholders.

The Cayman Islands Companies Act also gives power to the Cayman Islands courts to wind up a company if the courts are of the opinion that it would be just and equitable to do so (and if the courts consider it just and equitable to wind up the company, they may instead make other orders with respect to the company as an alternative to a winding up order). The basis on which the courts may make exercise such powers on application by shareholders in a Cayman Islands company have been held to include the following: (a) the substratum of the company has disappeared; (b) there has been some fraud on the minority or illegality; and (c) there has been mismanagement or misapplication of the company’s funds.

	Delaware	Cayman Islands Companies Act / our Amended and Restated Memorandum and Articles

Access to books and records	Under Delaware law, shareholders of a Delaware corporation have the right during normal business hours to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation, and provided that such inspection is for a proper purpose which is reasonably related to such shareholder’s interest as a shareholder.

Shareholders have no general right under the Cayman Islands Companies Act to inspect or obtain copies of the share register or the business or corporate records of a company, save that the Cayman Islands Companies Act requires that the register of mortgages and charges must be open to inspection by any shareholder or creditor of a company at all reasonable times.

As of October 1, 2019, under the Cayman Islands Companies Act, a list of names of the current directors and alternate directors of a company will also be available for inspection by the Registrar of Companies in the Cayman Islands to any person upon payment of a fee and subject to any conditions as the Registrar of Companies may impose.

Voluntary winding up and dissolution	Under the DGCL, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is initiated by the board of directors it may be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under the Cayman Islands Companies Act, a voluntary liquidation may be commenced by the shareholders of a company if a special resolution is passed to that effect. The directors are then required to swear a declaration of the company’s solvency within 28 days of the voluntary liquidation resolution being passed. If the directors are unable to do so, the voluntary liquidator appointed by the voluntary liquidation resolution will apply to the Cayman Islands courts for a supervision order and the liquidation will proceed under the supervision of the Cayman Islands courts.

In addition, any shareholder who has held shares for at least six months (or any lesser period if the shares are held following transmission on death of a former shareholder) is entitled to petition the Cayman Islands courts to make a winding up order. A Cayman Islands court may make a winding up order if it is of the opinion that it is just and equitable that the company should be wound up. However, where a shareholder has contractually agreed not to present a petition for winding up against a company, the Cayman Islands Companies Act provides that the Cayman Islands courts shall dismiss any petition for winding up by that shareholder.

Description of SECURITIES WE ARE Offering

Ordinary Shares

The material terms and provisions of our Ordinary Shares are described under the caption “Description of Share Capital and Governing Documents” found elsewhere in this prospectus.

Pre-Funded Warrants

The following summary of certain terms and provisions of the Pre-Funded Warrants offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the warrant agent agreement between us and [        ], as warrant agent, and the form of Pre-Funded Warrant, both of which are filed as exhibits to the registration statement of which this prospectus forms a part.  Prospective investors should carefully review the terms and provisions set forth in the warrant agent agreement, including the annexes thereto, and form of Pre-Funded Warrant.

The term “pre-funded” refers to the fact that the purchase price of our Ordinary Shares in this offering includes almost the entire exercise price that will be paid under the Pre-Funded Warrants, except for a nominal remaining exercise price of $0.00001. The purpose of the Pre-Funded Warrants is to enable investors that may have restrictions on their ability to beneficially own more than 4.99% (or, upon election of the holder, 9.99%) of our outstanding Ordinary Shares following the consummation of this offering the opportunity to make an investment in the Company without triggering their ownership restrictions, by receiving Pre-Funded Warrants in lieu of our Ordinary Shares which would result in such ownership of more than 4.99% (or 9.99%), and receive the ability to exercise their option to purchase the shares underlying the Pre-Funded Warrants at such nominal price at a later date.

Exercise of Pre-Funded Warrants. Each Pre-Funded Warrant is exercisable for one Ordinary Share, with an exercise price equal to $0.00001 per Ordinary Share, at any time that the Pre-Funded Warrant is outstanding. There is no expiration date for the Pre-Funded Warrants. The holder of a Pre-Funded Warrant will not be deemed a holder of our underlying Ordinary Shares until the Pre-Funded Warrant is exercised.

Subject to limited exceptions, a holder of Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrants if the holder (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates) would beneficially own a number of Ordinary Shares in excess of 4.99% (or, at the election of the purchaser prior to the date of issuance, 9.99%) of the Ordinary Shares then outstanding after giving effect to such exercise.

The exercise price and the number of Ordinary Shares issuable upon exercise of the Pre-Funded Warrants is subject to appropriate adjustment in the event of recapitalization events, stock dividends, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting our Ordinary Shares. The Pre-Funded Warrant holders must pay the exercise price in cash upon exercise of the Pre-Funded Warrants.

Upon the holder’s exercise of a Pre-Funded Warrant, we will issue the Ordinary Shares issuable upon exercise of the Pre-Funded Warrant within two trading days following our receipt of a notice of exercise, provided that payment of the exercise price has been made. Prior to the exercise of any Pre-Funded Warrants to purchase Ordinary Shares, holders of the Pre-Funded Warrants will not have any of the rights of holders of Ordinary Shares purchasable upon exercise, including the right to vote, except as set forth therein.

The Pre-Funded Warrant holders must pay the exercise price in cash upon exercise of the Pre-Funded Warrants.

The Pre-Funded holder will not have the right to exercise any portion of the Pre-Funded Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants. However, any Pre-Funded Warrant holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, provided that any increase in such percentage shall not be effective until 61 days following notice from the holder to us.

Fundamental Transaction.  In the event of a fundamental transaction, as described in the Pre-Funded Warrants and generally including any reorganization, recapitalization or reclassification of our Ordinary Shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding Ordinary Shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding Ordinary Shares, the holders of the Pre-Funded Warrants will be entitled to receive upon exercise of the Pre-Funded Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Pre-Funded Warrants immediately prior to such fundamental transaction without regard to any limitations on exercised contained in the Pre-Funded Warrants.

Warrant Agent.  The Pre-Funded Warrants will be issued in registered form under a warrant agent agreement between [      ], as warrant agent, and us. The Pre-Funded Warrants shall initially be represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company, or DTC, and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Exchange Listing.  We do not intend to apply to list the Pre-Funded Warrants on any securities exchange or other trading system.

SHARES ELIGIBLE FOR FUTURE SALE

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbols “GMVD.”

Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices of our Ordinary Shares. Upon completion of this offering, we will have 46,286,564 Ordinary Shares issued and outstanding, assuming no sales of Pre-Funded Warrants and that the underwriter does not exercise its over-allotment option. All of the Ordinary Shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act by persons other than by our affiliates.

Lock-Up Agreements

We have agreed not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any shares of our Ordinary Shares or other securities convertible into or exercisable or exchangeable for Ordinary Shares for a period of [      ] days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of the Underwriter.

In addition, our officers and directors have agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any Ordinary Shares for a period of [     ] days after such effective date (or the Lock-Up Period), subject to certain exemptions. See “Underwriting—Lock-Up Agreements” below for additional information.

Rule 144

In general, under Rule 144 under the Securities Act as in effect on the date hereof, beginning 90 days after the date hereof, a person who holds restricted Ordinary Shares (assuming there are any restricted shares) and is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned these restricted shares for at least six months, would be entitled to sell an unlimited number of our Ordinary Shares, provided current public information about us is available. In addition, under Rule 144, a person who holds restricted shares in us and is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned these restricted shares for at least one year, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Beginning 90 days after the date hereof, our affiliates who have beneficially owned our Ordinary Shares for at least six months will be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

●	1% of the number of Ordinary Shares then issued and outstanding; or

●	the average weekly trading volume of our Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale; provided that current public information about us is available and the affiliate complies with the manner of sale requirements imposed by Rule 144.

Affiliates are also subject to additional restrictions on the manner of sales under Rule 144 and notice filing requirements. We cannot estimate the number of our Ordinary Shares that our existing affiliated or non-affiliated shareholders will elect to sell on the Nasdaq Capital Market following this offering.

Regulation S

Regulation S under the Securities Act provides that securities owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our Ordinary Shares may be sold in some manner outside the United States without requiring registration in the United States.

Global Equity Plans

On July 8, 2022, we filed a registration statement on Form S-8 under the Securities Act registering 164,083 ordinary shares that may be issued pursuant to the Global Plan. On July 5, 2023, we filed another registration statement on Form S-8 under the Securities Act to register an additional 4,018,281 ordinary shares that may be issued under the Global Plan. Ordinary shares issued upon the exercise of options after the effective date of the applicable Form S-8 registration statement are eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates.

UNDERWRITING

[_] is acting as representative of the underwriters, or the Representative. On      , 2023 we entered into an underwriting agreement with the Representative, or the “Underwriting Agreement”. Subject to the terms and conditions of the Underwriting Agreement, we have agreed to sell, and each underwriter named below has severally agreed to purchase, the number of Ordinary Shares and Pre-Funded Warrants listed next to each underwriter’s name in the following table, at the initial public offering price less the estimated underwriting discounts set forth on the cover page of this prospectus.

Underwriter	Number of Ordinary Shares	Number of Pre-Funded Warrants
[_]

Total

The underwriters have committed to purchase all of the Ordinary Shares and Pre-Funded Warrants offered by us in this offering other than those covered by the option to purchase additional Ordinary Shares and Pre-Funded Warrants described below. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the Underwriting Agreement. Furthermore, pursuant to the Underwriting Agreement, the underwriters’ obligations are subject to customary conditions, representations, and warranties, such as receipt by the underwriters of officers’ certificates and legal opinions.

The underwriters are offering our Ordinary Shares and Pre-Funded Warrants subject to prior sale when, as, and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions. The underwriters reserve the right to withdraw, cancel, or modify offers to the public and to reject orders in whole or in part.

The underwriters propose to offer our Ordinary Shares and Pre-Funded Warrants to the public at the initial public offering price set forth on the cover of the prospectus. After our Ordinary Shares and Pre-Funded Warrants are released for sale to the public, the underwriters may from time to time change the offering price and other selling terms.

Over-allotment option

We have granted the underwriter an over-allotment option. This option, which is exercisable for up to [_] days after the date of this prospectus, permits the underwriter to purchase up to [_] Ordinary Shares and/or up to an additional [_] Pre-Funded Warrants to purchase [_] Ordinary Shares at the public offering price per share, less underwriting discounts and commissions, solely to cover over-allotments, if any. The underwriters may exercise the over-allotment option with respect to Ordinary Shares only, Pre-Funded Warrants only, or any combination thereof.

Discounts and Commissions

The Representative has advised that the underwriters propose to offer our Ordinary Shares to the public at the initial public offering price per Ordinary Shares set forth on the cover page of this prospectus. The underwriters may offer our Ordinary Shares to securities dealers at that price less a concession of not more than per share, of which up to may be re-allowed to other dealers.

The following table summarizes the initial public offering price, underwriting discounts and commissions, and proceeds to us before expenses, assuming both no exercise and full exercise by the underwriters of the over-allotment option.

	Per	Per Pre-	Total
	Ordinary Share	Funded Warrant	No Exercise	Full Exercise
Public offering price	$	$	$	$
Underwriting discounts and commissions ([_])(1)	$	$	$	$
Proceeds, before expenses, to us	$	$	$	$

(1)	Such amount does not include a non-accountable expense allowance we have agreed to pay to the Representative equal to [_]% of the gross proceeds received in this offering (excluding proceeds received from exercise of the underwriters’ over-allotment option) which is not included in the underwriting discounts and commission.

We have paid an expense deposit of $[ ] to the Representative, which will be applied against the Representative’s accountable out-of-pocket expenses (in compliance with FINRA Rule 5110(g)(4)(A)) that are payable by us in connection with this offering. We have agreed to reimburse the Representative for the fees and expenses of its legal counsel in connection with the offering, the fees and expenses related to the use of Ipero’s book building, prospectus tracking and compliance software for the offering, background checks of our officers and directors, the costs associated with bound volumes of the offering materials as well as commemorative mementos and lucite tombstones, data services and communications expenses, and the actual accountable “road show” expenses. The total reimbursement to Representative shall not exceed an aggregate of $[    ], and subject to certain terms and conditions as agreed between us and the Representative.

We expect that the expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately.

Discretionary Accounts

The underwriters do not intend to confirm sales of the Securities offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, we and our executive officers and directors have agreed, for a period of [_] days from the date of this prospectus, not to engage in any of the following, whether directly or indirectly, without the Representative’s consent: offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, our Ordinary Shares or any securities convertible into or exercisable or exchangeable for our Ordinary Shares, or the Lock-Up Securities; enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities; make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any Lock-Up Securities; enter into any transaction, swap, hedge, or other arrangement relating to any Lock-Up Securities, subject to customary exceptions; or publicly disclose the intention to do any of the foregoing.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to this offering that may arise under the Securities Act and from any breach of the representations and warranties contained in the Underwriting Agreement. We have further agreed to contribute to payments that the underwriters may be required to make for these liabilities.

Electronic Offer, Sale and Distribution of Shares

This prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters, or by their affiliates. Other than this prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Offer Restrictions Outside of the United States

Other than in the United States, no action has been taken that would permit a public offering of Ordinary Shares in any jurisdiction where action for the purpose is required. The Securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such Securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that country or jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Canada

Our Ordinary Shares and Pre-Funded Warrants may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area—Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC, or Prospectus Directive, as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities. An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

●	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●	to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

●	to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining our prior consent or any underwriter for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code Monétaire et Financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers, or AMF. The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1 ;and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1; and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), nor have such securities been registered for sale in Israel. Our Ordinary Shares and Pre-Funded Warrants may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, or “CONSOB”) pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998, or Decree No. 58, other than:

●	to Italian qualified investors, as defined in Article 100 of Decree no.58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999, or Regulation no. 1197l, as amended, or Qualified Investors; and

●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

●	Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comiss&abreve;o do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, orSIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority, or FINMA.

This document is personal to the recipient only and not for general circulation in Switzerland.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended, or FSMA has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to us.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005, or FPO, (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids, and purchases to cover positions created by short sales. Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.

Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares that the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that the underwriters purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares that the underwriters purchase in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

 These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Ordinary Shares or preventing or retarding a decline in the market price of our Ordinary Shares. As a result, the price of our Ordinary Shares in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our Ordinary Shares. These transactions may be affected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Other Relationships

The underwriters and their affiliates have provided in the past to us and our affiliates and may in the future provide various advisory, investment and commercial banking and other services for us in the ordinary course of business, for which they have received or may receive customary fees and commissions.

EXPENSES

Set forth below is an itemization of the total expenses, excluding underwriting discounts, expected to be incurred in connection with the offer and sale of the Ordinary Shares by us. With the exception of the SEC registration fee and the FINRA filing fee, all amounts are estimates:

SEC registration fee	$1,140.58
FINRA filing fee	$*
Printer fees and expenses	$*
Legal fees and expenses	$*
Accounting fees and expenses	$*
Miscellaneous	$*
Total	$*

*	To be provided by amendment

LEGAL MATTERS

Certain legal matters concerning this offering will be passed upon for us by Sullivan & Worcester LLP, New York, New York. The validity of the Ordinary Shares offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Carey Olsen Singapore LLP. The underwriter in this offering is being represented by [        ].

EXPERTS

The consolidated financial statements as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022 incorporated by reference in this Prospectus have been so incorporated in reliance upon the report of Ziv Haft, a member firm of BDO, an independent registered public accounting firm, appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective June 1, 2023, we dismissed our independent registered public accounting firm, Ziv Haft, Certified Public Accountants (Isr.), BDO Member Firm (the “Former Auditor”) and engaged Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited (the “New Auditor”). We notified the Former Auditor of this change on May 28, 2023. The Audit Committee of our Board of Directors approved the dismissal of the Former Auditor and the engagement of the New Auditor.

The report of the Former Auditor for or audited financial statements as of and for the years ended December 31, 2022 and 2021 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2022 and 2021 and the subsequent interim period through June 1, 2023, there were (i) no “disagreements” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between us and the Former Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the Former Auditor, would have caused the Former Auditor to make reference to the subject matter of the disagreement in its reports on our financial statements and (ii) no “reportable events” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K and the related instructions).

We provided the Former Auditor with a copy of the above statements and requested that the Former Auditor furnish the Company with a letter addressed to the SEC stating whether the Former Auditor agrees with the above statements.  The letter from the Former Auditor is filed as Exhibit 16.1.

During the fiscal years ended December 31, 2022 and 2021 and the subsequent interim period through June 1, 2023, neither the Company, nor anyone on its behalf, consulted the New Auditor regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and no written report or oral advice was provided to us by the New Auditor that the New Auditor concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue or (ii) any matter that was the subject of a “disagreement” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

We are registered under the laws of the Cayman Islands as an exempted company with limited liability. We are registered in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands have a less developed body of securities laws as compared to the United States and provide protections for investors to a significantly lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States. Carey Olsen, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would, (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our Cayman Islands counsel has informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands’ company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands.

Our Cayman Islands counsel has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

We are incorporated under the laws of Cayman Islands. Service of process upon us and upon our directors and officers and the Israeli experts named in the registration statement of which this prospectus forms a part, a substantial majority of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and a substantial of our directors and officers are located outside of the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

Israel

We have been informed by our legal counsel in Israel, that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that among other things:

●	the judgment is obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel;

●	the judgment is final and is not subject to any right of appeal;

●	the prevailing law of the foreign state in which the judgment was rendered allows for the enforcement of judgments of Israeli courts;

●	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;

●	the liabilities under the judgment are enforceable according to the laws of the State of Israel and the judgment and the enforcement of the civil liabilities set forth in the judgment is not contrary to the law or public policy in Israel nor likely to impair the security or sovereignty of Israel;

●	the judgment was not obtained by fraud and does not conflict with any other valid judgments in the same matter between the same parties;

●	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and

●	the judgment is enforceable according to the laws of Israel and according to the law of the foreign state in which the relief was granted.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli CPI plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of the Securities. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements are filing reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. registrants whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on Form 6-K, unaudited interim financial information.

We maintain a corporate website at https://gmedinnovations.com/. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. We will post on our website any materials required to be so posted on such website under applicable corporate or securities laws and regulations, including, any notices of general meetings of our shareholders.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information superseded by information that is included directly in this prospectus.

We incorporate by reference the following documents or information that we have filed with the SEC:

●	our Annual Report on Form 20-F for the year ended December 31, 2022, filed on May 16, 2023 (File No. 001-39674);

●	our Reports of Foreign Private Issuer on Form 6-K filed on April 18, 2023 (other than the quote from our President and CEO included in the third paragraph thereof); May 16, 2023; May 19, 2023; and June 1, 2023; and

●	the description of our Ordinary Shares contained in our Form 8-A filed on June 24, 2021 (File No. 001-39674).

We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to us at: 5 Oppenheimer St. Rehovot 7670105, Israel, Tel: +972.8.6799861.

Up to 26,471,000 Ordinary Shares

Up to 26,471,000 Pre-Funded Warrants to Purchase Ordinary Shares

G Medical Innovations Holdings Ltd.

PRELIMINARY PROSPECTUS

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors, Officers and Employees

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as providing indemnification against civil fraud or the consequences of committing a crime.

Our Amended and Restated Memorandum and Articles of Association provide that, to the maximum extent permitted by law, every current and former director and officer (excluding an auditor) is entitled to be indemnified out of our assets against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, which such indemnified person may incur in that capacity unless such liability arose as a result of the actual fraud or wilful default.

A Cayman Islands company may also purchase insurance for directors and certain other officers against liability incurred as a result of any negligence, default, breach of duty or breach of trust in relation to the company. We expect to maintain director’s and officer’s liability insurance covering our (and G Medical China’s) directors and officers with respect to general civil liability, including liabilities under the Securities Act of 1933, as amended (or the Securities Act), which he or she may incur in his or her capacity as such. We have entered into indemnification agreements with each of our directors and officers and our corporate secretary. Each such indemnification agreement provides the office holder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification by the underwriter of the registrant and its directors and officers for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that these liabilities are caused by information relating to the underwriter that was furnished to us by the underwriter in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

Set forth below are the sales of all securities by the Company since July 20, 2020, which were not registered under the Securities Act. The Company believes that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 and/or Regulation S under the Securities Act.

Our shareholders have approved three reverse stock splits since 2020: on October 29, 2020, our shareholders approved, at an extraordinary general shareholders meeting, a one-for-18 consolidation (the “October 2020 Reverse Stock Split”) of our Ordinary Shares pursuant to which holders of our Ordinary Shares received one Ordinary Share for every 18 Ordinary Shares held; on March 25, 2021, our shareholders approved, at an extraordinary general shareholders meeting, a one-for-five consolidation (the “March 2021 Reverse Stock Split”) of our Ordinary Shares pursuant to which holders of our Ordinary Shares received one Ordinary Share for every five Ordinary Shares held; and on November 16, 2022, our shareholders approved, at an extraordinary general shareholders meeting, a 35-for-one consolidation of our Ordinary Shares pursuant to which holders of our Ordinary Shares received one Ordinary Share for every 35 Ordinary Shares held (the “November 2022 Reverse Stock Split”). Unless the context expressly dictates otherwise, all reference to share and per share amounts referred to herein reflect the October 2020 Reverse Stock Split, the March 2021 Reverse Stock Split and the November 2022 Reverse Stock Split.

In July 2020, we issued: (i) 1,794 warrants issued as issuance expense with an exercise price of A$787.5 (approximately $538.89). The warrants expired in 18 months from the date of issue on January 23, 2022; (ii) 158 Ordinary Shares issued upon the conversion of Class D performance rights; (iii) 14,939 Ordinary Shares issued to Dr. Yacov Geva as consideration for the conversion of $1.95 million owed to Dr. Geva pursuant to the 2016 Credit Line and 2018 Credit Line; and (iv) 20,650 Class A, B, C and D performance rights to employees and directors, of which 11,137 performance rights were forfeited.

In August 2020, we issued 31,746 Ordinary Shares pursuant to a private placement in consideration of an aggregate of approximately $3.4 million in net proceeds to the Company.

In September 2020, we issued an aggregate of 707 Ordinary Shares to certain convertible note holders as convertible note payment.

On September 30, 2020, we entered into a Media and Marketing Services Agreement with GRS LLC, an affiliate of Guthy-Renker, LLC (“GRS”) pursuant to which we agreed to issue to GRS warrants (the “GRS Warrant” and the “GRS Agreement”). The GRS Warrant vested in two equal tranches, the first immediately after our initial public offering that closed in June 2021 and the second on the first anniversary of the execution of the GRS Agreement. In total we issued to GRS 26,338 warrants, 13,169 are exercisable at a price equal to A$157.5 (approximately $107.78) and 13,169 are exercisable at a price equal to $43.75.

In October 2020, we issued: (i) 5,714 Ordinary Shares and five-year warrants to purchase a total of 4,202 Ordinary Shares with an average exercise price of $129.85 issued to Boustead Capital Markets (UK) LLP and to Fosun Hani Securities Limited for prior services rendered; and (ii) 635 Class D performance rights to our Vice President of Research and Development.

On October 22, 2020, our board of directors approved the issuance of 30,158 Ordinary Shares to Yacov Geva in consideration of his service to the Company and subject to the consummation of our initial public offering that closed in June 2021.

In December 2020 and February 2021, we obtained a convertible loan in an aggregate amount of $500,000, against issuance of convertible debentures and warrants to purchase 3,253 Ordinary Shares. The debentures had a six month term from issuance, bared interest at 10% per annum and were convertible into our Ordinary Shares at conversion price equal to 80% of the public offering price per share in our initial public offering. The warrants have an exercise price per share equal to the per share price of our Ordinary Shares in our next equity financing of at least $5,000,000, including without limitation, an initial public offering, subject to standard adjustments. The foregoing debentures and accrued interest have been repaid in full.

On April 7, 2021, we obtained a convertible loan with Jonathan B. Rubini in an aggregate amount of $600,000, against issuance of convertible debentures and warrants to purchase 3,903 Ordinary Shares (the “Debenture”). The debentures have a six-month term from issuance, bear interest at 10% per annum and are convertible into our Ordinary Shares at conversion price equal to 80% of the public offering price per share in our initial public offering. The warrants have an exercise price per share equal to the per share price of our Ordinary Shares in our next equity financing of at least $10,000,000, including without limitation, an initial public offering, subject to standard adjustments. On June 1, 2022 we amended the Debenture, which was subsequently amended and restated in October 2022. The Debenture was fully repaid in April 2023.

In June 2021, we issued 8,721 Ordinary Shares upon the automatic conversion of $1.2 million of outstanding debt associated with our November 2017 CardioStaff acquisition, calculated based upon 80% of the public offering price of our initial public offering.

In June 2021, we issued warrants to purchase 1,715 Ordinary Shares to Boustead Securities, LLC pursuant to their engagement as a financial advisor and termination of their engagement as our underwriter for our initial public offering. The warrants have a term of five years and are exercisable at a price equal to $218.75 per share (125% of the per share price of Ordinary Shares sold in our initial public offering).

In December 2021, we issued 3,265 Ordinary Shares and warrants to purchase 13,107 Ordinary Shares to Heartbud pursuant to a collaboration agreement.

In December 2021, we issued warrants to purchase 31,429 Ordinary Shares to a service provider with an exercise prices ranging from $122.5 to $175.00. The warrants shall become vested and exercisable commencing one year after the grant date, and shall be exercisable over 5-year term, commencing on the grant date.

In December 2021, we issued a convertible note to Lind Global Fund II, LP, in the principal amount of $5,800,000. The note has a two-year maturity and a conversion price of $122.5 per share. In February and in April 2022, we repaid the convertible note in full. Further, the Lind Purchase Agreement provides that Lind will also receive warrants to purchase up to 32,766 Ordinary Shares of the Company.

In January 2022, our board approved the grant of an aggregate of 132,868 performance rights to certain of our officers and directors as incentive securities. The performance rights convert into Ordinary Shares on a 1:1 basis, upon the occurrence of certain vesting milestones.

In January 2022, we issued warrants to purchase 4,287 Ordinary Shares to service providers with an exercise price of $122.5.

On February 2, 2022, we issued to Armistice Capital Master Fund Ltd. an aggregate of 45,714 Ordinary Shares, the January 2022 Pre-Funded Warrants, which were exercised in March 2022, and warrants to purchase 68,571 Ordinary Shares. The Armistice Ordinary Warrants have an exercise price of $52.5 per share and have a term of five years. The January 2022 Pre-Funded Warrants and the associated Armistice Ordinary Warrant were sold at a price of $52.5 each, including the Pre-Funded Warrant exercise price of $0.0035 per Ordinary Share, if applicable. The Pre-Funded Warrants will be exercisable at any time upon payment of the exercise price. In connection with the foregoing we issued to A.G.P./Alliance Global Partners warrants to purchase 3,435 Ordinary Share. The January Placement Agent Warrants will be exercisable six months after their issuance, will be exercisable for five years from their initial exercisability and will have an exercise price of $175 per share.

On February 2, 2022, we issued to Lind Global 571 Ordinary Shares and warrants to purchase up to an aggregate of 571 Ordinary Shares at a purchase price of $52.5 per Ordinary Share and associated warrant. The warrants have an exercise price of $52.5 per share and have a term of five years.

In April 2022, our board of directors approved the issuance of 57,142 Ordinary Shares and warrants to purchase 57,143 Ordinary Shares, with an exercise price of $43.4 per Ordinary Share, to Dr. Yacov Geva in consideration of his undertaking to finance the Company’s operations for a period of 12 months subject to certain conditions. In addition, we issued: (i) 1,428 Ordinary Shares to a service provider, and (ii) warrants issued to A.G.P./Alliance Global Partners to purchase 7,150 Ordinary Shares, with an exercise price of $52.5 per Ordinary Share. As a result of the Armistice Purchase Agreement, on April 20, 2022, Lind Global Fund II LP an investment fund managed by The Lind Partners, a New York based institutional fund manager, or Lind Global, exercised its right of participation, and we entered into a definitive securities purchase agreement, with Lind Global for the issuance, in a private placement, of an aggregate of 9,523 Ordinary Shares and ordinary warrants, or, together with the Armistice Ordinary Warrants, the Ordinary Warrants, to purchase up to an aggregate of 11,905 Ordinary Shares, at a purchase price of $52.50 per Ordinary Share and associated warrants, for gross proceeds of approximately $500,000.

On April 18, 2022, we entered into a definitive securities purchase agreement with an institutional investor for the issuance, in a private placement, of an aggregate of 142,857 Ordinary Shares and Ordinary Warrants to purchase up to an aggregate of 178,572 Ordinary Shares, at a purchase price of $52.5 per Ordinary Share and associated warrant. The Ordinary Warrants have an exercise price of $52.50 per share and are immediately exercisable upon issuance with a term of five (5) years. The April 2022 Pre-Funded Warrants and the associated Ordinary Warrant were sold at a price of $52.50 each, including the April 2022 Pre-Funded Warrant exercise price of $0.0035 per Ordinary Share. The April 2022 Pre-Funded Warrants are exercisable at any time after the date of issuance upon payment of the exercise price. The April 2022 Pre-Funded Warrants were exercised to Ordinary Shares on June 17, 2022.

In June 2022, our board of directors approved the issuance of warrants to purchase 1,429 Ordinary Shares to its consultants.

On July 18, 2022, we and Armistice Capital Fund Ltd. entered into a letter agreement (the “Letter Agreement”). Under the terms of the Letter Agreement, in consideration for Armistice Capital Fund Ltd. agreeing to exercise $2.0 million of its existing warrants, which equals warrants to purchase 68,027 of the our Ordinary Shares, at a reduced exercise price of $29.4 (the “Existing Warrant Exercise”), the Company agreed to issue a new ordinary warrant for 264,150 warrant shares (the “New Warrant”), equal to the aggregate of (a) 85,034 warrant shares (125% of the 68,027 Ordinary Shares issued as a result of the Existing Warrant Exercise) and (b) the balance of 179,116 warrants held by Armistice Capital Fund Ltd. in the Company whose exercise price will be reduced to $32.55. The 179,116 currently outstanding warrants held by Armistice Capital Fund Ltd. will be cancelled. The New Warrant shall be substantially in the form of the Existing Warrants, will be initially exercisable commencing 6 months following the date of the issuance thereof, have a term of exercise until April 20, 2028, and an exercise price equal to $32.55.

In connection with facilitating the Existing Warrant Exercise and the issuance of the New Warrant, we and Armistice Capital Fund Ltd. also entered into an Amendment Agreement to that certain securities purchase agreement dated April 18, 2022 by and among the Company and Armistice Capital Fund Ltd. (the “Amendment Agreement”). As a result of such amendment, the exercise price of 45,242 ordinary warrants held by Lind Global Fund II LP will be reduced to an exercise price equal to $32.55 and have a term of exercise until April 30, 2028.

On October 6, 2022, our major shareholder committed to finance our operations for the next 12 months and until November 30, 2023, provided and as long as the major shareholder continues to be a controlling shareholder and/or we cannot be financed externally from any other sources and/or until a sum of $10 million be received by us for its operations this year, whichever is earlier. In exchange, for providing this commitment, the controlling shareholder was issued 71,428 million Ordinary Shares and 71,429 million warrants to purchase Ordinary Shares at an exercise price of $7.7 as of the day of giving this commitment.

On October 20, 2022, we entered into an agreement with Jonathan B. Rubini (the “Investor”) in connection with a private placement investment for 79,365 Ordinary Shares and warrants to purchase 79,366 Ordinary Shares with price of $6.30 per share and associated warrant, for aggregate consideration of $500,000. The warrants are exercisable at any time beginning 30 days after issuance with a term of five years from issuance. In connection with this private placement investment, the Investor and we agreed, inter alia, to amend the applicable interest rate and conversion price adjustment date of the 10% Convertible Debenture, originally dated April 7, 2021, as amended and restated on June 1, 2022.

On December 29, 2022, our Board of Directors approved a loan agreement, dated December 21, 2022 (the “Loan Agreement”), between the Company and Dr. Geva. Under the terms of the Loan Agreement, the total amount of the loan provided by Dr. Geva to the Company is $999,552, with an annual interest rate of 12%. The following installments have been made under the terms of the Loan Agreement and advanced to the Company: $198,582 on October 9, 2022; $85,106 on October 11, 2022; $252,596 on November 10, 2022; $175,000 on December 1, 2022 (which is attributed to waived compensation to which Dr. Geva was entitled as Chief Executive Officer of the Company); and $288,268 on December 20, 2022. In addition, (i) Dr. Geva was granted 515,233 Ordinary Shares of the Company and (ii) on March 27, 2023 Dr. Geva was issued 515,233 warrants to purchase Ordinary Shares of the Company with an exercise price of $1.94 per Ordinary Share.

Since July 2020, we issued to our directors, officers, employees and consultants 35,690 Ordinary Shares in consideration of services rendered.

Since July 2020, we granted to our directors, officers, employees and service providers options to purchase an aggregate of 3,785,730 Ordinary Shares under our Global Equity Plan, with an exercise price ranging from $0.382 to $114.45 per share. As of July 20, 2023, no options granted to directors, officers and employees since January 2020 were exercised, and 5,001 options forfeited.

Item 8. Exhibits and Financial Statement Schedules

Exhibits:

Exhibit Number	Exhibit Description
1.1**	Form of Underwriting Agreement
2.1	Membership Interest Purchase Agreement dated October 31, 2018, by and among G Medical Innovations USA, Inc., Telerhythmics, LLC, Digirad Imaging Solutions and Digirad Corporation (filed as Exhibit 2.1 to Form F-1 (Registration No. 333-253852), and incorporated herein by reference).
3.1	Amended and Restated Memorandum and Articles of Association of G Medical Innovations Holdings Ltd. (filed as Exhibit 99.1 to Form 6-K (File No. 001-39674), submitted on March 23, 2023, and incorporated herein by reference).
4.1**	Form of Pre-Funded Warrant
5.1**	Opinion of Carey Olsen Singapore LLP, counsel to G Medical Innovations Holdings Ltd.
5.2**	Opinion of Sullivan & Worcester LLP, U.S. counsel to G Medical Innovations Holdings Ltd.
10.1	Form of Indemnification Agreement (filed as Exhibit 10.1 to Form F-1 (Registration No. 333-253852), and incorporated herein by reference).
10.2	G Medical Innovations Holdings Global Equity Plan as amended and restated on June 28, 2023 (filed as Exhibit 99.1 to Form S-8 (Registration No. 333-273146), and incorporated herein by reference).
10.2.1	G Medical Innovations Holdings Ltd. – Israel Sub-Plan (filed as Exhibit 10.2.1 to Form F-1 (Registration No. 333-253852), and incorporated herein by reference).
10.2.2	G Medical Innovations Holdings Ltd. – U.S. Sub-Plan (filed as Exhibit 10.2.2 to Form F-1 (Registration No. 333-253852), and incorporated herein by reference).
10.3	Form of Performance Rights Agreement (filed as Exhibit 10.3 to Form F-1 (Registration No. 333-253852), and incorporated herein by reference).
10.4	Software Licensing Agreement, dated August 4, 2016, by and between the Company and Mennen Medical Ltd. (Exhibit A of this Exhibit 10.14 includes an unofficial English Translation of the Hebrew original) (filed as Exhibit 10.4 to Form F-1 (Registration No. 333-253852), and incorporated herein by reference).
10.5	Distribution Agreement, dated April 21, 2020, by and between the Company and Home Service Solutions Pty Ltd. (filed as Exhibit 10.21 to Form F-1 (Registration No. 333-253852), and incorporated herein by reference).
10.6	Addendum to Distribution Agreement, dated April 21, 2020, by and between the Company and Home Service Solutions Pty Ltd. (filed as Exhibit 10.22 to Form F-1 (Registration No. 333-253852), and incorporated herein by reference).
10.7^	Media and Marketing Services Agreement, dated September 30, 2020, by and between the Company and GRS, LLC (filed as Exhibit 10.23 to Form F-1 (Registration No. 333-253852), and incorporated herein by reference).
10.8	Provider Participation Agreement, dated April 2019, by and between the Company and Ancillary Care Services, Inc. (filed as Exhibit 10.24 to Form F-1 (Registration No. 333-253852), and incorporated herein by reference).
10.9	Distribution Agreement, dated April 20, 2020, by and between the Company and LiveCare Corp. (filed as Exhibit 10.25 to Form F-1 (Registration No. 333-253852), and incorporated herein by reference).
10.10	Distribution Agreement, dated April 2020, by and between the Company and All County Health Care Inc. (filed as Exhibit 10.26 to Form F-1 (Registration No. 333-253852), and incorporated herein by reference).
10.11	Securities Purchase Agreement dated October 20, 2022, between the Company and Jonathan B. Rubini (filed as Exhibit 99.1 to Form 6-K (File No. 001-39674) submitted on October 27, 2022, and incorporated herein by reference).
10.12	Second Amended And Restated Convertible Debenture dated October 20, 2022, originally issued by the Company to Jonathan B. Rubini on April 7, 2021 (filed as Exhibit 99.2 to Form 6-K (File No. 001-39674) submitted on October 27, 2022, and incorporated herein by reference).
10.13	Warrant issued by the Company to Jonathan B. Rubini under the Securities Purchase Agreement dated as of October 20, 2022 (filed as Exhibit 99.3 to Form 6-K (File No. 001-39674) submitted on October 27, 2022, and incorporated herein by reference).
10.14	Joint Development, Licensing and Distribution Agreement between the Company and Heartbuds AK, LLC., dated November 30, 2021 (filed as Exhibit 10.39 to Form F-1 (Registration No. 333-262422), and incorporated herein by reference).

10.15	Financing Commitment Extension Letter to the Board of Directors of the Company from Dr. Yacov Geva, dated January 30, 2023 (filed as Exhibit 10.15 to Form F-1 (Registration No. 333-269496), and incorporated herein by reference).
10.16	Financing Commitment Extension Letter to the Board of Directors of the Company from Dr. Yacov Geva, dated March 24, 2023 (filed as Exhibit 10.16 to Form F-1 (Registration No. 333-269496), and incorporated herein by reference).
10.17	Financing Commitment Extension Letter to the Board of Directors of the Company from Dr. Yacov Geva, dated May 15, 2023, (filed as Exhibit 4.18 to Form 20-F (Registration No. 001-39674), and incorporated herein by reference).
10.18*	Financing Commitment Extension Letter to the Board of Directors of the Company from Dr. Yacov Geva, dated July 3, 2023
16.1	Letter from Ziv Haft, Certified Public Accountants (Isr.), BDO Member Firm addressed to the U.S. Securities and Exchange Commission dated June 1, 2023 (filed as Exhibit 16.1 to Form 6-K (Registration No. 001-39674) submitted on June 1, 2023, and incorporated herein by reference).
21.1	List of Subsidiaries (filed as Exhibit 8.1 to Form 20-F (Registration No. 001-39674) and incorporated herein by reference.
23.1*	Consent of Ziv Haft, a member firm of BDO.
23.2**	Consent of Carey Olsen LLP Singapore (included in Exhibit 5.1).
24.1*	Power of Attorney (included on the signature page of the Registration Statement).
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
107*	Filing Fee Table.

^	Portions of this exhibit (indicated by asterisks) have been omitted under rules of the U.S. Securities and Exchange Commission permitting the confidential treatment of select information.
*	Filed herewith.
**	To be filed by amendment.

Financial Statement Schedules:

All financial statement schedules have been omitted because either they are not required, are not applicable or the information required therein is otherwise set forth in the Company’s financial statements and related notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(7)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rehovot, Israel, on July 27, 2023.

G MEDICAL INNOVATIONS HOLDINGS LTD.

By:	/s/ Dr. Yacov Geva
Dr. Yacov Geva
Chief Executive Officer

POWER OF ATTORNEY

The undersigned officers and directors of G Medical Innovations Holdings Ltd. hereby constitute and appoint each of Yacov Geva and David Seligman with full power of substitution, each of them singly our true and lawful attorneys-in-fact and agents to take any actions to enable the Company to comply with the Securities Act, and any rules, regulations and requirements of the SEC, in connection with this registration statement on Form F-1, including the power and authority to sign for us in our names in the capacities indicated below any and all further amendments to this registration statement and any other registration statement filed pursuant to the provisions of Rule 462 under the Securities Act.

Pursuant to the requirements of the Securities Act, this registration statement on Form F-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Dr. Yacov Geva	President and Chief Executive Officer	July 27, 2023
Dr. Yacov Geva	(Principal Executive Officer)

/s/ David Seligman	Chief Financial Officer	July 27, 2023
David Seligman	(Principal Financial and Accounting Officer)

/s/ Dr. Kenneth R. Melani	Director, Chairman of the Board of Directors	July 27, 2023
Dr. Kenneth R. Melani

/s/ Dr. Yeshoshua (Shuki) Gleitman	Director	July 27, 2023
Dr. Yeshoshua (Shuki) Gleitman

/s/ Prof. Zeev Rotstein	Director	July 27, 2023
Prof. Zeev Rotstein

/s/ Urs Wettstein	Director	July 27, 2023
Urs Wettstein

/s/ Chanan Epstein	Director	July 27, 2023
Chanan Epstein

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act, as amended, the undersigned duly authorized representative in the United States of G Medical Innovations Holdings Ltd., has signed this registration statement on July 27, 2023.

G Medical Innovations USA Inc.

/s/ Dr. Yacov Geva
By:	Dr. Yacov Geva
Its:	Director